FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2012
Commission File Number: 001-33068

ULTRAPETROL (BAHAMAS) LIMITED
(Translation of registrant's name into English)

Ocean Centre, Montagu Foreshore
East Bay St.
Nassau, Bahamas
P.O. Box SS-19084
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 are a copy of the Company's report for the three months ended March 31, 2012, containing certain unaudited financial information and Management's Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2012 and 2011 (unaudited).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ULTRAPETROL (BAHAMAS) LIMITED
(registrant)

By: /s/ Leonard J. Hoskinson
Name: Leonard J. Hoskinson
Title: Chief Financial Officer

Dated: May 15, 2012

 Exhibit 1

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

Our disclosure and analysis in this report concerning our operations, cash flows and financial position, including, in particular, the likelihood of our success in developing and expanding our business, include forward-looking statements. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates," "projects," "forecasts," "will," "may," "should," and similar expressions are forward-looking statements. Although these statements are based upon assumptions we believe to be reasonable based upon available information, including projections of revenues, operating margins, earnings, cash flow, working capital, and capital expenditures, they are subject to risks and uncertainties. These forward-looking statements represent our estimates and assumptions only as of the date of this report and are not intended to give any assurance as to future results. As a result, you should not place undue reliance on any forward-looking statements. We assume no obligation to update any forward-looking statements to reflect actual results, changes in assumptions or changes in other factors, except as required by applicable securities laws. Factors that might cause future results to differ include, but are not limited to, the following:

•	future operating or financial results;

•	pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including drydocking and insurance costs;
•	general market conditions and trends, including charter rates, vessel values, and factors affecting vessels supply and demand;

•	our ability to obtain additional financing;

•	our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities;

•	our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or vessels' useful lives;

•	our dependence upon the abilities and efforts of our management team;

•	changes in governmental rules and regulations or actions taken by regulatory authorities;

•	adverse weather conditions that can affect production of some of the goods we transport and navigability of the river system on which we transport them;

•	the highly competitive nature of the ocean-going transportation industry;

•	the loss of one or more key customers;

•	fluctuations in foreign exchange rates;
•	adverse movements in commodity prices or demand for commodities may cause our customers to scale back their contract needs; and

•	potential liability from future litigation.

  ULTRAPETROL (BAHAMAS) LIMITED

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2012 AND 2011 (UNAUDITED)

The following discussion and analysis should be read in conjunction with the unaudited condensed consolidated financial statements of Ultrapetrol (Bahamas) Limited (the "Company") and subsidiaries for the three months ended March 31, 2012, and 2011 included elsewhere in this report.

Our Company

We are an industrial shipping company serving the marine transportation needs of clients in the geographic markets on which we focus. We serve the shipping markets for grain, forest products, minerals, crude oil, petroleum and refined petroleum products, the general cargo and container trade, as well as the offshore oil platform supply market through our operations in the following three segments of the marine transportation industry.

Our River Business, with 651 barges and 33 pushboats as of March 31, 2012, is the largest owner and operator of river barges and pushboats that transport dry bulk and liquid cargoes through the Hidrovia Region of South America, a large area with growing agricultural, forest and mineral related exports. This region is crossed by navigable rivers that flow through Argentina, Brazil, Bolivia, Paraguay and Uruguay to ports serviced by ocean export vessels. These countries are estimated to account for approximately 49% of world soybean production in 2012, as compared to 30% in 1995. We also have a barge building facility at Punta Alvear, Argentina, which is the most modern of its kind in South America.

Our Offshore Supply Business owns and operates vessels that provide critical logistical and transportation services for offshore petroleum exploration and production companies, in the coastal waters of Brazil and the North Sea. Our Offshore Supply Business fleet as of March 31, 2012, consists of eight Platform Supply Vessels, or PSVs, currently in operation and four under construction in a shipyard in India with deliveries commencing in the second quarter of 2012.

Our Ocean Business operates, as of March 31, 2012, eight ocean-going vessels which include four Product Tankers that we employ in the South American coastal trade where we have preferential rights and customer relationships, one Oceangoing Pushboat, one inland tank barge and two container feeder vessels.

We are focused on growing our businesses with an efficient and versatile fleet that will allow us to provide an array of transportation services to customers in several different industries. Our business strategy is to leverage our expertise and strong customer relationships to grow the volume, efficiency, and market share in a targeted manner.

Developments in the three months ended March 31, 2012

On January 11, 2012, one of our subsidiaries initiated an arbitration proceeding in London, England, related to the non-performance of a barge sale contract and river transportation agreement. Under such arbitration the Company expects to be compensated for the losses and expenses which resulted from the breach of both agreements. The final amount to be awarded, if any, is however uncertain. The income will be taken into account if, when and to the extent the arbitration proceeding is favorably settled.

On January 26, 2012, we drew down the $10.0 million available under the Senior Credit Loan signed on December 15, 2011, with The OPEC Fund for International Development, or OFID.

On February 13, 2012, we sold five jumbo dry barges newly built at our shipyard in Punta Alvear and our pushboat Cavalier VIII to a third party. These units were shipped to Colombia in March 2012.

On February 13, 2012, according to Section 10.10 of the indenture pursuant to which our 7.25% Convertible Senior Notes Due 2017 were issued, the Conversion Rate of the Convertible Notes was adjusted from 133.1691 shares of Common Stock per $1,000 principal amount of Convertible Notes or an exercise price of $7.51 per share, to 163.1321 shares of Common Stock per $1,000 principal amount of Convertible Notes or an exercise price of $6.13 per share.

Recent Developments

On April 25, 2012, we entered into a Barge Building contract with a non-related third party whereby we agreed to build twenty-four jumbo dry barges. Such contract also grants the buyer an option, which expires on December 1, 2012, to buy up to twenty-four additional similar barges. In addition, one of our subsidiaries entered into a Bareboat Barge Charter agreement with that same non-related third party to charter those twenty-four barges for a period of 10 years, with no purchase option at the end of the charter period.

On April 30, 2012, the share repurchase program announced on October 24, 2011, for up to a total of $20.0 million of the Company’s common stock expired. No shares were repurchased under such program.

On May 3, 2012, through one of our subsidiaries of our River Business, we completed the acquisition of 50% of one grain loading terminal in Paraguay, Puerto del Sur S.A. We now own 100% of such terminal.

On May 9, 2012, we amended the DVB / Natixis facility in our Offshore Supply Business. Under the terms of the amendment, we have extended the availability periods under both tranches of the facility for the first Indian PSV to a range between June 30, 2012 and December 31, 2012. Total commitments under this facility have been reduced to $64.1 million, leaving available funds for drawdown under the amended facility at $29.6 million that shall be funded entirely by DVB Bank SE. We have agreed to prepay the $17.3 million portion funded by Natixis on or before December 31, 2012.

Factors Affecting Our Results of Operations

We organize our business and evaluate performance by the following business segments: the River Business, the Offshore Supply Business and the Ocean Business. The accounting policies of the reportable segments are the same as those for the unaudited condensed consolidated financial statements. We do not have significant inter-segment transactions.

Revenues

In our River Business, we currently contract for the carriage of cargoes, in the majority of cases, under contracts of affreightment, or COAs. Most of these COAs currently provide for adjustments to the freight rate based on changes in the price of fuel. When transporting containers or vehicles, we charge our clients on a per-trip per-unit basis. In addition, we derive revenues from the sale of new barges built at our Punta Alvear yard to third parties.

In our Offshore Supply Business, we contract substantially all of our capacity under time charters to charterers in Brazil. We may decide to employ our Indian-built PSVs in the North Sea spot and/or term market.

In our Ocean Business, we currently contract our tanker vessels on a time charter basis. We sell space on our container feeder vessels on a per Twenty Foot-Equivalent Unit ("TEU") basis which is very similar to a COA basis as far as recording of revenues and voyage expenses. Some of the differences between time charters and COAs are summarized below.

Time Charter

•	We derive revenue from a daily rate paid for the use of the vessel, and

•	the charterer pays for all voyage expenses, including fuel and port charges.

Contract of Affreightment (COA)

•	We derive revenue from a rate based on tonnage shipped expressed in dollars per metric ton of cargo or dollars per TEU, and

•	we pay for all voyage expenses, including fuel and port charges.

Our ships on time charters generate both lower revenues and lower expenses for us than those under COAs. At comparable price levels a time charter and a COA result in approximately the same operating income, although the operating margin as a percentage of revenues may differ significantly.

Time charter revenues accounted for 40% of the total revenues derived from transportation services for the first three months of 2012, and COA revenues accounted for 60%. With respect to COA revenues, 57% were in respect of repetitive voyages for our regular customers and 43% were in respect of single voyages for occasional customers.

Our container vessels are paid on a rate based on each container shipped and expressed in dollars per TEU. By comparison, these vessels' results are expressed similar to those vessels operating under COA.

In our River Business, demand for our services is driven by agricultural, mining and petroleum related activities in the Hidrovia Region. Droughts and other adverse weather conditions, such as floods, could result in a decline in production of the agricultural products we transport, which would likely result in a reduction in demand for our services. Further, most of the operations in our River Business occur on the Paraná and Paraguay rivers, and any changes adversely affecting navigability of either of these rivers, such as low water levels, could reduce or limit our ability to effectively transport cargo on the rivers.

In our Offshore Supply Business, we currently have seven of our PSVs operating under long-term contracts with Petrobras in Brazil and one PSV operating under a long-term charter with Nexen Petroleum UK Limited in the UK’s North Sea.

In our Ocean Business, we employed a significant part of our ocean fleet on time charter to different customers during the three months ended March 31, 2012.

Expenses

Our operating expenses generally include the cost of all vessel operating expenses including crewing, spares and stores, insurance, lubricants, repairs and maintenance. Generally, the most significant of these expenses are wages paid to marine personnel, marine insurance costs and the cost of repairs and maintenance. However there are significant differences in the manner in which these expenses are recognized in the different segments in which we operate.

In addition to the vessel operating expenses, our other primary operating expenses include general and administrative expenses related to ship management and administrative functions.

In our River Business, our voyage expenses include port expenses and bunkers as well as charter hire paid to third parties, primarily for certain harbour tugs.

In our Offshore Supply Business, voyage expenses include offshore and brokerage commissions paid by us to third parties which provide brokerage services and bunker costs incurred when our vessels are repositioned between the North Sea and Brazil or from the yard where they have been built to their operating location. All these costs are fully covered by us.

In our Ocean Business, through our container feeder operation, our operating expenses include bunker costs which are fully covered by us, port expenses, Terminal Handling Costs, or THC, incurred in the regular operation of our container feeder service and agency fees paid by us to third parties. It also includes container leasing, storage and insurance expense.

Through our River Business, we own a repair facility for our river fleet at Pueblo Esther, Argentina, a shipyard for building barges and other vessels in Punta Alvear, Argentina, land suitable for the construction of two terminals in Argentina, one grain loading terminal and 50% of an additional grain loading terminal, both in Paraguay. UABL also rents offices in Asunción, Paraguay and Buenos Aires, Argentina and a repair and shipbuilding facility in Ramallo, Argentina, where we operate two floating dry docks, one of which is owned and one which is leased by us.

Through our Offshore Supply Business, we hold a lease for office space in Rio de Janeiro, Brazil. In addition, through Ravenscroft, we own a building located at 3251 Ponce de Leon Boulevard, Coral Gables, Florida, United States. We also own office space and hold a sublease to an additional office at Avenida Leandro N. Alem 986, Capital Federal, Buenos Aires, Argentina, and rent an office in Aberdeen, Scotland.

Foreign Currency Transactions

During the first three months of 2012, 92% of our revenues were denominated in U.S. dollars. Also, for the three months ended March 31, 2012, 6% of our revenues were denominated and collected in Brazilian reais and 2% were denominated and collected in British pounds. However, 57% of our total revenues were denominated in U.S. dollars but collected in Argentine pesos, Brazilian reais and Paraguayan guaranies. During the three months ended March 31, 2012, the majority of our expenses were denominated in U.S. dollars while 40% of our total out of pocket operating expenses were paid in Argentine pesos, Brazilian reais and Paraguayan guaranies.

Our operating results, which we report in U.S. dollars, may be affected by fluctuations in the exchange rate between the U.S. dollar and other currencies. For accounting purposes, we use U.S. dollars as our functional currency. Therefore, revenue and expense accounts are translated into U.S. dollars at the average exchange rate prevailing on the month of each transaction.

Inflation, Interest Rate, Rates of Exchange Variation and Fuel Price Increases

Inflationary pressures in the South American countries in which we operate may not be compensated by equivalent adjustments in the rate of exchange between the U.S. dollar and the local currencies. Additionally, revaluations of the local currencies against the U.S. dollar, even in the absence of inflation, have an incremental effect on the portion of our operating expenses incurred in those local currencies measured in U.S. dollars. Please see Foreign Currency Transactions.

If the London market for dollar loans between banks were to become volatile, the spread between published LIBOR and the lending rates actually charged to banks in the London interbank market could widen. Interest in most loan agreements in our industry has been traditionally based on published LIBOR rates. After the financial crisis of the end of 2008, however, lenders have insisted on loan provisions that entitle them, in their discretion, to replace published LIBOR as the base for the interest calculation with their own cost-of-funds rate. Since then, we have been required to include similar provisions in some of our financings. If our lenders were to use the interest rate on their costs of funds instead of LIBOR in connection with such provisions, our lending costs could increase significantly, which would have an adverse effect on our profitability, earnings and cash flow.

As of March 31, 2012, the Company had $75.0 million of LIBOR-based variable rate borrowings under its credit facilities with IFC and OFID subject to an interest rate collar agreement, designated as cash flow hedge, to fix the interest rate of these borrowings within a floor of 1.69% and a cap of 5.0% per annum.

Additionally, as of March 31, 2012, the Company had other variable rate debt (due 2012 through 2021) totaling $162.1 million. These debts call for the Company to pay interest based on LIBOR plus a 120-365 basis point margin range. Recently, our facility with DVB and Natixis for the financing of our PSVs under construction in India has, within the terms and condition contained in the relevant loan agreement, used a cost of funds rate in replacement of LIBOR. The interest rates generally reset either quarterly or semi-annually. As of March 31, 2012, the weighted average interest rate on these borrowings was 2.9%.

A 1% increase in LIBOR or a 1% increase in the cost of funds used as base rate by some of our lenders would translate to a $1.6 million increase in our interest expense per year, which would adversely affect our earnings.

We have included fuel price adjustment clauses in most of our contracts in the River Business. However, we may experience temporary misalignments between the adjustment of fuel in our freight contracts and our fuel purchase agreements (either positive or negative) because one may adjust prices on a monthly basis while the other adjusts prices weekly. Similarly, in some of our trades the adjustment formula may not be one hundred percent effective to reimburse us for fuel price fluctuations. Additionally, as our re-engining and repowering program progresses and more pushboats in our fleet start to consume heavy fuel (as opposed to diesel oil), the adjustment formulas in our transportation contracts will gradually cease to reflect the change in our fuel costs, resulting in gradually larger misalignments between such adjustments and our fuel purchases.

In the Offshore Supply Business, the risk of variation of fuel prices under the vessels' current employment is generally borne by the charterers, since they are generally responsible for the supply and cost of fuel. During their positioning voyage from their delivery shipyard up to their area of operation and if and when a vessel is off-hire for technical or commercial reasons, fuel consumption will be for our account.

In our Ocean Business, for those vessels that operate under time charters, inflationary pressures on bunker (fuel oil) costs are not expected to have a material effect on the results of those vessels which are time chartered to third parties, since it is the charterers' responsibility to pay for fuel. When our ocean vessels are employed under COAs, however, freight rates for voyage charters are fixed on a per ton basis including bunker fuel for our account, which is calculated for the voyage at an assumed cost. A rise or fall in bunker prices may have a temporary negative or positive effect on results as the case may be since the actual cost of fuel purchased for the performance of a particular voyage or COA may be higher or lower than the price considered when calculating the freight for that particular voyage. Generally, over the long term, freight rates in the market should be sensitive to variation in the price of fuel. However, a sharp rise in bunker prices may have a temporary negative effect on results since freights generally adjust only after prices have settled at a higher level.

In our container feeder operation, the operation of our two container feeder vessels, M.V. Asturiano and M.V. Argentino, involves some degree of fuel price fluctuation risk since we have to pay for the cost of bunkers and although we can adjust our rates per TEU in connection with these variations, we may not always be able to, or may even be unable to, pass these variations to our customers (either fully or partially) in the future, which could have an adverse effect on our results of operations.

Seasonality

Each of our businesses has seasonal aspects, which affect their revenues on a quarterly basis. The high season for our River Business is generally between the months of March and September, in connection with the South American harvest and higher river levels. However, growth in the soy pellet manufacturing, minerals and forest industries may help offset some of this seasonality. The Offshore Supply Business operates year-round, particularly off the coast of Brazil, although weather conditions in the North Sea may reduce activity from December to February. In the Ocean Business, we employ our Product Tankers on time charters so there is no seasonality effect, while our container feeder service experiences a somewhat slower season during the first quarter due to the congestion at the main discharge terminal in Patagonia in connection with the cruise tourist season.

Legal Proceedings

UABL – Ciudad del Este Customs Authority

On September 21, 2005, the local Customs Authority of Ciudad del Este, Paraguay issued a finding that certain UABL entities owe taxes to that authority in the amount of $2.2 million, together with a fine for non-payment of the taxes in the same amount, in respect of certain operations of our River Business for the prior three-year period. This matter was referred to the Central Customs Authority of Paraguay, or the Paraguay Customs Authority. We believed that this finding was erroneous and UABL formally replied to the Paraguay Customs Authority contesting all of the allegations upon which the finding was based. After review of the entire operations for the claimed period, the Paraguayan Central Tax Authorities, asserting their jurisdiction over the matter, confirmed that the UABL entities did pay their taxes on the claimed period, but held a dissenting view on a third issue (the tax base used by the UABL entities to calculate the applicable withholding tax). The primary case was appealed by the UABL entities before the Tax and Administrative Court, and when summoned, the Paraguayan Tax Authorities filed an admission, upon which the Court on November 24, 2006, confirmed that the UABL entities were not liable for the first two issues. Nevertheless, the third issue continued, and through a resolution which was provided to UABL on October 13, 2006, the Paraguayan Undersecretary for Taxation confirmed that, in his opinion, UABL was liable for a total of approximately $0.5 million and applied a fine of 100% of that amount. UABL entered a plea with the respective court contending the interpretation on the third issue where it claimed to be equally not liable. On October 19, 2007, we presented a report by an expert highly favorable to our position. On March 26, 2009, the Tax and Administrative Court decided that UABL was not liable for the third issue under discussion (the tax base used by UABL's entities to calculate the applicable withholding tax). On April 2, 2009, the Paraguayan Tax Authorities appealed the Tax and Administrative Courts decision to the Supreme Court. On September 22, 2010, the Paraguayan Supreme Court revoked the March 26, 2009, ruling of the Tax and Administrative Court and confirmed the decision of the Paraguayan undersecretary for taxation which condemned UABL Paraguay S.A. to pay approximately $605,000 non-withheld taxes, $685,000 in fines and $1,251,000 in accrued due interest. We appealed the decision of the Supreme Court, seeking to clarify its ruling based on the Bona Fide basis of the UABL arguments recognized by the Court expressly in its ruling and on this appeal sought to eliminate fines and interest. Finally, in a signed agreement with the Tax Authorities on October 14, 2010, UABL paid the total amount of $1,294,000 in full and final settlement of the claim and agreed to drop its appeal to the Supreme Court. In parallel with this ruling the Office of the Treasury Attorney initiated an action in respect of the other two issues concerned in this litigation (which had been terminated on November 24, 2006, with the admission of the Central Tax Authorities that no taxes were due for these two issues and the consequent dropping of the action by the plaintiffs) to review certain formal aspects of the case on the grounds that the Paraguay Customs Department did not represent the interests of Paraguay. UABL submitted a defense in relation to the action commenced by the Office of the Treasury Attorney. Subsequently, the Office of the Treasury Attorney filed a response with regard to our defense. The evidentiary stage of the proceedings commenced in November 2011. Aside from the mentioned procedures, the Customs Authorities of Paraguay have reopened the proceedings against UABL S.A., UABL Paraguay S.A. and Yataity S.A. in connection with the possible reopening of the case pending a decision of the reopening of the case in court. Counsel notified the Customs to hold the proceedings pending a decision of the court and also contest any new investigation into the matter on the grounds that the action is time barred. We have been advised that in one of those reopened proceedings the Customs Authorities of Paraguay decided that UABL Paraguay S.A. ordered the further determination of the taxes owed and fines. We have been advised by UABL's counsel in the case that there is only a remote possibility that a judicial court would find UABL liable for any of these taxes or fines still in dispute or that the final outcome of these proceedings could have a material adverse effect on the Company.

UABL International S.A. – Bolivian Tax Authority

On November 3, 2006, and April 25, 2007, the Bolivian Tax Authority (Departamento de Inteligencia Fiscal de la Gerencia Nacional de Fiscalización) issued a notice in the Bolivian press advising that UABL International S.A. would owe taxes to that authority. On June 18, 2007, legal counsel in Bolivia submitted points of defense to the Bolivian tax authorities. On August 27, 2007 the Bolivian tax authorities gave notice of a resolution determining the taxes (value added tax, transaction tax and income tax) that UABL International S.A. would owe to them in the amount of approximately $5.8 million (including interest and fines). On October 10, 2007, legal counsel in Bolivia gave notice to the Bolivian tax authorities of the lawsuit commenced by UABL International S.A. to refute the resolution above mentioned. On August 1, 2008, UABL International S.A. was served with a notice informing that the Bolivian Tax Authorities had replied to the lawsuit. On August 22, 2008, a hearing and judicial inspection took place at Puerto Quijano, Bolivia. On August 30, 2008, both parties submitted their arguments to the judge, completing this part of the case. On August 12, 2009, UABL International S.A. was served with a judgment of a Bolivian court ruling on certain taxes allegedly due by UABL International S.A. On August 22, 2009, UABL International S.A. submitted an appeal to the lower court judgment to which Bolivian tax authorities have contested. The Court of appeal confirmed the judgment of the Lower Court. UABL International S.A. has submitted a cassation appeal (an appeal on points of law) which is currently pending before the Bolivian Supreme Court. On the other hand, on June 26, 2008, the same Bolivian court ordered a preemptive embargo against all barges owned by UABL International S.A. that may be registered in the International Bolivian Registry of Ships, or RIBB. According to local counsel this preemptive embargo under Bolivian law has no effect over the Company's right to use its assets nor does it have any implication over the final decision of the court, the substance of the matter and in this case it is ineffective since UABL International S.A. did not have any assets owned by it registered in the RIBB. Moreover, UABL International S.A. had challenged the judge's decision to place the embargo. On November 15, 2008, the lower court reconfirmed the embargo. UABL International S.A. appealed the decision of the lower court, which was later reconfirmed by a higher court. The shares of UABL International S.A. no longer belong to our Company and we have been advised by local counsel that there is only a remote possibility that we would finally be found liable for any of these taxes or fines and / or that these proceedings will have financial material adverse impact on the consolidated financial position or results of operations of the Company.

UABL Paraguay S.A. – Paraguayan Customs Asuncion

On April 7, 2009, the Paraguayan Customs in Asuncion commenced administrative proceedings against UABL Paraguay S.A. alleging infringement of Customs regulations due to lack of submission of import clearance documents in Paraguay for bunkers purchased between January 9, 2007, and December 23, 2008, from YPF-Repsol S.A. in Argentina. Since those bunkers were purchased for consumption onboard pushboats, UABL Paraguay S.A. submitted a defense on April 23, 2009, requesting the closing of those proceedings based on the non-infringement of Customs regulations; however the proceedings were not closed. On August 21, 2009, as part of the evidence to be rendered in the Customs proceedings UABL Paraguay S.A. submitted a technical report of the Paraguayan Coast Guard stating that all parcels of bunkers purchased by UABL Paraguay S.A. from YPF-Repsol S.A. were consumed onboard the push boats. We were advised that the Paraguayan Customs in Ciudad del Este also commenced administrative proceedings against UABL Paraguay S.A. for the same reasons as the Customs in Asuncion, however those proceedings have been suspended. Customs Authorities appraised the bunkers and determined the corresponding import tax and fine in the amount of $2.0 million. On March 22, 2010, the Customs in Asuncion issued their ruling on the matter imposing a fine of Gs. 54,723,820 (approximately $11,700), and UABL Paraguay S.A. was going to pay the fine with the aim to end these proceedings but the Director of Customs in Asunción decided to render null that ruling and ordered evidence to be filed in respect of years 2003 to 2006 before issuing the final ruling. In parallel with this ruling the denouncing parties in Ciudad del Este submitted remedies against the decision of Customs in Asuncion arguing that such ruling was taken without bringing both dossiers together. In a similar manner, on September 20, 2010, the Paraguayan Customs in Asuncion received a complaint against UABL Paraguay S.A. alleging infringement of Customs regulations due to lack of submission of import clearance documents in Paraguay for bunkers purchased during 2009 and 2010, from YPF-Repsol S.A. in Argentina. UABL Paraguay S.A. submitted its defense together with all documents related to the bunker purchases. Our local counsel is of the opinion that remedies will be rejected and therefore that there is only a remote possibility that UABL Paraguay S.A. will finally be found liable for any such taxes or fines and / or that these proceedings will have financial material adverse impact on the consolidated financial position or results of operations of the Company.

Oceanpar S.A. and UABL Paraguay S.A. - Customs investigation in connection with re-importation of barges subject to conversion

Oceanpar S.A. was notified of this investigation on June 17, 2011. The matter under investigation is whether UABL Paraguay S.A. paid all import taxes and duties corresponding to the re-importation of barges submitted to conversion in foreign yards. On June 24, 2011, Oceanpar S.A. and UABL Paraguay submitted the evidence of all payments effected in 2008 corresponding to the re-importation of these barges. Our Counsel has advised that there is only a remote chance that these proceedings will have a material adverse impact on the consolidated financial position or results of operations of the Company.

UABL Paraguay S.A. - Paraguayan Tax Authority

On December 15, 2011, as a result of a previous investigation, the Paraguayan Tax Authorities gave notice that UABL Paraguay S.A. would have improperly used some fiscal credit and suggested some rectifications to be made. The aforementioned tax authorities also informed that UABL Paraguay S.A. may owe taxes due to differences in the rate applied to certain fiscal remittance incomes related to the operation of some barges under leasing. We believe that this finding is erroneous and UABL Paraguay S.A. commenced administrative proceedings on December 23, 2011, in order to refute said findings and formally replied to all of the allegations upon which the finding was made. The potential amount in dispute has not been calculated yet but it should not exceed approximately $3.5 million. The proceedings are purely administrative at this point and if the tax authority should decide to insist with their opinion the Company intends to contest the same in a judicial court. Our Counsel has advised that there is only a remote chance that these proceedings, when ultimately resolved by a judicial court, will have a material adverse impact on the consolidated financial position or results of operations of the Company.

Various other legal proceedings involving us may arise from time to time in the ordinary course of business. However, we are not presently involved in any other legal proceedings that, if adversely determined, would have a material adverse effect on us.

Results of Operations

Three months ended March 31, 2012, compared to three months ended March 31, 2011.

The following table sets forth certain unaudited historical statements of operations data for the periods indicated above derived from our unaudited condensed consolidated statements of income expressed in thousands of dollars:

	Three Months Ended March 31,
	2012	2011	Percent Change
Revenues
Attributable to River Business	$29,384	$31,276	-6%
Attributable to Offshore Supply Business	17,028	12,673	34%
Attributable to Ocean Business	18,126	14,373	26%
Total revenues	64,538	58,322	11%

Voyage and manufacturing expenses
Attributable to River Business	(18,901)	(13,278)	42%
Attributable to Offshore Supply Business	(1,213)	(884)	37%
Attributable to Ocean Business	(7,970)	(4,291)	86%
Total voyage and manufacturing expenses	(28,084)	(18,453)	52%

Running costs
Attributable to River Business	(11,450)	(8,308)	38%
Attributable to Offshore Supply Business	(8,548)	(7,577)	13%
Attributable to Ocean Business	(8,024)	(6,658)	21%
Total running costs	(28,022)	(22,543)	24%

Amortization of dry dock and intangible assets	(1,048)	(1,092)	-4%
Depreciation of vessels and equipment	(9,444)	(8,108)	16%
Administrative and commercial expenses	(7,787)	(7,295)	7%
Other operating income	5,764	1,782	223%

Operating (loss) profit	(4,083)	2,613	--

Financial expense and other financial expense	(8,086)	(8,558)	-6%
Financial income	42	162	-74%
Investment in affiliates	(313)	(109)	187%
Other, net	41	(150)	--
Total other (expenses)	(8,316)	(8,655)	-4%

(Loss) before income taxes	(12,399)	(6,042)	105%

Income tax (expenses)	(1,259)	(1,659)	-24%
Net income (loss) attributable to non-controlling interest	169	(18)	--

Net (loss) attributable to Ultrapetrol (Bahamas) Limited	$(13,827)	$(7,683)	80%

Revenues. Total revenues from our River Business decreased by 6% from $31.3 million in the three months ended March 31, 2011, to $29.4 million in the same period of 2012. This $1.9 million decrease results mainly from a $7.2 million decrease in revenues caused by a severe drought that affected soybean production in Paraguay and from the low water levels, particularly in the Upper Paraguay river which restricted severely our ability to navigate in the first quarter of 2012 decreasing our volumes transported by 34%; partially offset by a $4.7 million increase related to the sale of barges constructed at our yard in Punta Alvear, coupled with a $0.6 million increase in other river revenues.

Total revenues from our Offshore Supply Business increased by 34% from $12.7 million in the three months ended March 31, 2011, to $17.0 million in the same period of 2012. This $4.3 million increase is primarily attributable to a combined $2.8 million increase in revenues on account of the full quarter operation of our UP Turquoise and UP Jasper which entered into operation on March 12, 2011, and September 29, 2011, respectively, coupled with a combined $1.5 million increase in revenues related to the offhire days of our UP Rubi and UP Agua-Marinha during the first quarter of 2011 on account of repairs and dry dock, respectively.

Total revenues from our Ocean Business increased $3.7 million, from $14.4 million in the three months ended March 31, 2011, to $18.1 million in the same period of 2012, or an increase of 26%. This increase is mainly attributable to a $3.5 million increase related to the transportation of the barges sold to a third party, $1.1 million increase related to the entry into operation of our M.V. Argentino which commenced operation on January 10, 2011, which together with M.V. Asturiano had a comparatively better quarter as compared to the first quarter of 2011, to a $0.3 million increase related to the higher charter rates of our Product Tankers during the first quarter of 2012 when compared to the same period of 2011 and to a $0.3 million increase on account of a success fee received by Ravenscroft; partially offset by a $1.7 million decrease in revenues related to 58 offhire days of our Amadeo in the first quarter of 2012 due to drydock on account of its drydock.

Voyage and manufacturing expenses. In the three months ended March 31, 2012, voyage expenses of our River Business were $18.9 million, as compared to $13.3 million for the same period of 2011, an increase of $5.6 million, or 42%. This increase is mainly explained by a $3.2 million increase related to the manufacturing expenses incurred in the construction of barges for third parties in our Punta Alvear yard, by a $2.1 million increase in fuel expense and by a $0.2 million expense incurred in other river activity.

In the three months ended March 31, 2012, voyage expenses of our Offshore Supply Business were $1.2 million, as compared to $0.9 million in the same period of 2011. This increase of $0.3 million, or 37%, is primarily attributable to a combined $0.4 million increase related to a one-time expense of our UP Agua-Marinha and UP Rubi for underperformance under their charter contract, to a $0.1 million increase resulting from the entry into operation of our UP Jasper which was not operational during the first quarter of 2011; partially offset by $0.1 million in additional bunker and positioning costs incurred by our UP Turquoise before its entry into its charter contract on March 12, 2011.

In the three months ended March 31, 2011, voyage expenses of our Ocean Business for the first three months of 2012 were $8.0 million, as compared to $4.3 million for the same period of 2011, an increase of $3.7 million, or 86%. This increase is primarily attributable to $3.5 million related to the transportation costs of the barges sold to a third party and to a combined $0.2 million increase in voyage expenses of our M.V. Argentino which commenced operation on January 10, 2011.

Running costs. In the three months ended March 31, 2012, running costs of our River Business were $11.4 million, as compared to $8.3 million in the same period of 2011, an increase of $3.1 million, or 38%. This increase is mainly attributable to salary increases for both Argentinean and Paraguayan crewmembers, increases in barge maintenance costs related to the inflation in local currency with a stagnant rate of exchange in Argentina and a 3% average revaluation of the Paraguayan guarani in the first quarter of 2012 as compared to the same period of 2011, and by additional expenses related to other river activities.

In the three months ended March 31, 2012, running costs of our Offshore Supply Business were $8.5 million, as compared to $7.6 million in the same period of 2011, an increase of $0.9 million, or 13%. This increase in running costs in the first quarter of 2012 is mainly attributable to a $1.7 million increase related to the full quarter operations of our UP Turquoise and UP Jasper which entered into service on March 12, 2011, and September 29, 2011, respectively; partially offset by the $0.7 million combined decrease in running costs of the remaining vessels of our fleet as a result of a 6% quarter-on-quarter devaluation of the Brazilian real as compared to the U.S. dollar.

In the three months ended March 31, 2012, running costs of our Ocean Business were $8.0 million, as compared to $6.7 million in the same period of 2011, an increase of $1.3 million, or 21%. This variation results mainly from increases in crew, general and maintenance costs on our ocean fleet related to the high inflation coupled with a stagnant rate of exchange in Argentina.

Amortization of drydocking and intangible assets. Amortization of drydocks and intangible assets in the three months ended March 31, 2012, were $1.0 million, as compared to $1.1 million for the same period of 2011, a decrease of $0.1 million, or 4%. This decrease is primarily attributable to a decreased level of amortization of drydock of $0.2 million of our dry barges; partially offset by a $0.1 million increased level of amortization of drydock for our PSV fleet.

Depreciation of vessels and equipment. Depreciation increased by $1.3 million, or 16%, to $9.4 million in the three months ended March 31, 2012, as compared to $8.1 million in the same period of 2011. This increase is primarily attributable to a $0.9 million to our River Business, coupled with a $0.3 million increase in depreciation due to our UP Jasper which was delivered on September 29, 2011, and by the $0.2 million increase related to our Paraná Petrol.

Administrative and commercial expenses. Administrative and commercial expenses were $7.8 million in the three months ended March 31, 2012, as compared to $7.3 million in the same period of 2011, resulting in an increase of $0.5 million or 7%. This increase is mainly associated to a $1.0 million increase in office overhead expenses related to our Ocean Business as a result of high inflation coupled with a stagnant rate of exchange; partially offset by a $0.4 million decrease in our River Business overhead expenses and by a $0.1 million decrease in our Offshore Supply Business expenses as a result of the average devaluation of the Brazilian real for the first three months of 2011 as compared to the same period of 2012.

Other operating income, net. Other operating income was $5.8 million in the three months ended March 31, 2012, as compared to other operating income of $1.8 million in the same period of 2011. This increase of $4.0 million is mainly explained by a $3.6 million increase related to the sale of pushboat Cavalier VIII and to a combined $1.2 million increase related to loss of hire insurance of our UP Jasper, UP Turquoise and UP Rubi in our Offshore Supply Business and a combined $1.0 million related to loss of hire insurances of our M.V. Asturiano and M.V. Argentino and Amadeo in our Ocean Business; partially offset by a $1.3 million loss of hire coverage insurance cover for the time lost by our UP Rubi.

Operating (loss) profit. Operating loss for the three months ended March 31, 2012, was $4.1 million, a decrease of $6.7 million from an operating profit of $2.6 million for the same period of 2011. This decrease is mainly attributable to a $7.8 million decrease in our River Business operating profit from $2.3 million profit in the first quarter of 2011 to a $5.5 million operating loss in the same period of 2012 driven mainly by the severe drought that affected the Paraguayan soybean crop and by the low water levels in the river system, partially offset by the sale of barges and one pushboat, Cavalier VIII, to a third party, in our River Business; to an increase of $1.4 million in the operating loss of our Ocean Business from a loss of $1.2 million in the three months ended March 31, 2011, to a loss of $2.6 million in the same period of 2012, mainly explained by the 58 offhire days of our Amadeo and to the cost increase in local currency with a stagnant rate of exchange; partially offset by a $2.6 million increase in operating profit of our Offshore Supply Business from an operating profit of $1.4 million in the first quarter of 2011 to an operating profit of $4.0 million in the same period of 2012, mainly associated to the full quarter 2012 operation of our UP Turquoise and UP Jasper which commenced their operation on March 12, 2011, and September 29, 2011, respectively, coupled with the full quarter operation of our UP Agua-Marinha and UP Topazio on account of their drydocks held during the first quarter of 2011.

Financial expense and other financial expenses. Financial expense and other financial expenses decreased $0.5 million to $8.1 million in the three months ended March 31, 2012, as compared to $8.6 million in the same period of 2011. This variation is mostly explained by a $1.1 million decrease in other financial expenses related to exchange rate fluctuations of foreign currencies against the U.S. dollar; partially offset by a $0.6 million increase in financial expenses related to the higher average debt balance in the first quarter of 2012 as compared to the same period of 2011.

Income taxes benefit (expenses). The income tax expense for the three months ended March 31, 2012, was $1.3 million, compared to $1.7 million in the same period of 2011. This $0.4 million change in the income tax charge is mainly attributable to a combined $0.7 million decrease in the pretax benefit of our Ocean and River businesses; partially offset by a $0.3 million deferred tax provision for unrealized exchange differences in our Brazilian subsidiary.

Liquidity and Capital Resources

We are a holding company and operate in a capital intensive industry requiring substantial ongoing investments in revenue producing assets. Our subsidiaries have historically funded their vessel acquisitions through a combination of bank debt, shareholder loans, cash flow from operations and equity contributions.

The ability of our subsidiaries to make distributions to us may be subject to, among other things, restrictions under our credit facilities and applicable laws of the jurisdictions of their incorporation or organization.

At March 31, 2012, we had aggregate indebtedness of $522.9 million, consisting of $180.0 million aggregate principal amount of our 2014 Notes, $80.0 million aggregate principal amount of our Convertible Notes, indebtedness of our subsidiary UP Offshore Apoio Maritimo Ltda. under a senior loan facility with DVB Bank AG, or DVB, of $7.5 million and $16.7 million under a loan facility with BNDES, indebtedness of our subsidiary UP Offshore (Bahamas) Ltd. of $51.7 million under two senior loan facilities with DVB and $36.7 million under an additional senior loan agreement with DVB and Banco Security as co-lenders, indebtedness of our subsidiary Ingatestone Holdings Inc. of $34.5 million under a senior loan facility with DVB and Natixis as co-lenders, indebtedness of our subsidiary Stanyan Shipping Inc. of $9.1 million under a senior loan facility with Natixis, indebtedness of our subsidiary Hallandale Commercial Corp. of $6.8 million under a senior loan facility with Nordea Bank, indebtedness of our subsidiaries UABL Barges (Panama) Inc., Marine Financial Investment Corp., Eastham Barges Inc. and UABL Paraguay S.A. of $60.0 million in the aggregate under two senior loan facilities with International Finance Corporation, or IFC, indebtedness of our subsidiary UABL Paraguay S.A. of $15.0 million under a senior loan facility with The OPEC Fund for International Development, or OFID, and indebtedness of our subsidiaries UABL Paraguay S.A. and Riverpar S.A. of $25.0 million under a senior loan facility with IFC and OFID as co-lenders and accrued interest of $8.0 million. Please refer to "Description of Credit Facilities and Other Indebtedness" elsewhere herein.

At March 31, 2012, we had cash and cash equivalents on hand of $24.8 million.

Operating Activities

In the three months ended March 31, 2012, cash flow used in operations was $7.4 million compared to $2.0 million used in operations in the same period of 2011. Net loss for the three months ended March 31, 2012, was $13.7 million as compared to a net loss of $7.7 million in the three months ended March 31, 2011, an increase of $6.0 million.

Cash flow from operating activities decreased by $5.1 million to a use of $7.4 million in the three months ended March 31, 2012, from a cash use of $2.0 million in that same period of 2011. This decrease in cash flow from operations is mainly attributable to $6.9 million of cash used in the decrease of liabilities; partially offset by a $9.1 million less cash used to fund increases in assets coupled with $0.3 million decrease in cash used to fund drydocking expenditures. Finally, the Gross Profit Contribution (defined as hire or freight revenues minus voyage expenses and running costs, or GPC) in our River Business decreased $10.7 million from $9.7 million in the three months ended March 31, 2011, to $(1.0) million for the same period in 2012 as a result of the severe drought that affected soybean production in Paraguay and also by the low water levels in the Upper Paraguay river. Our Ocean Business GPC decreased $1.3 million to $2.1 million in the three months ended March 31, 2012, down from $3.4 million in the same period of 2011. The GPC of our Offshore Supply Business increased by $3.1 million to $7.3 million in the three months ended March 31, 2012, up from $4.2 million in the same period of 2011.

Investing Activities

During the three months ended March 31, 2012, we disbursed $4.6 million in the construction of new barges at our Punta Alvear yard, Argentina, $3.0 million in the re-engining and re-powering program, $0.9 million in the construction of a port pushboat, $0.7 million in our barge re-bottoming program, $0.5 million in the construction of our pushboat Pampero I, and $0.2 million in investments in Barranqueras port and sold our pushboat Cavalier VIII for $3.9 million, in our River Business; $4.4 million to fund the advances on one of our four PSVs being built in India, in our Offshore Supply Business; and $0.5 million to fund the drydock of our Amadeo, in our Ocean Business.

Financing Activities

Cash flow provided by Financing Activities increased $8.9 million from $0.3 million in the three months ended March 31, 2011, to cash provided of $9.1 million in the same period of 2012. This increase is mainly attributable to a $10.0 million increase in proceeds from long-term financial debt derived from the OFID UABL III Loan Facility for $10.0 million; partially offset by a $0.7 million increase in net cash used by other financial activities and a $0.4 million increase in scheduled repayments.

Future Capital Requirements

 Our near-term cash requirements are related primarily to funding operations, constructing new vessels, potentially acquiring other assets including second-hand ocean vessels, rebottoming some of our barges, funding the construction of barges in our new shipyard at Punta Alvear, Argentina, and replacing the engines in our line pushboats with new engines that burn less expensive heavy fuel oil. We estimate that for 2012 the cost of rebottoming our old barges, repowering our line pushboats and producing jumbo barges in our Punta Alvear shipyard in Argentina will be around $16.1 million. We currently estimate that the construction of new vessels that are currently on order in India will require additional funds of approximately $17.6 million in 2012 (provided no late delivery penalties are applied to the shipyard), which will be partially financed with the undrawn proceeds committed under the DVB / Natixis loan facility. We expect to disburse an aggregate amount of $1.8 million in drydock expenses in 2012.

We may order additional vessels and or incur other capital expenditures which are not discussed above or contemplated at this time. The funds will be disbursed at various times over the next few years and, accordingly, are subject to significant uncertainty. We may in the future incur indebtedness to fund some of our other initiatives, which we are currently funding through our cash flow from operations. We cannot provide assurance that our actual cash requirements will not be greater than we currently expect. If we cannot generate sufficient cash flow from operations, we may obtain additional sources of funding through capital market transactions, although it is possible these sources will not be available to us.

 Supplemental Information

The following tables reconcile our EBITDA as defined in the Notes due 2014 and our Adjusted Consolidated EBITDA to our cash flow for the three months ended March 31, 2012 and 2011:

	Three Months Ended March 31,
$ (000)	2012	2011
Total cash flows (used in) operating activities	(7,354)	(2,042)
Total cash flows (used in) investing activities	(11,340)	(27,711)
Total cash flows provided by financing activities	9,145	267

Total cash flows (used in) operating activities	$(7,354)	$(2,042)

Plus

Adjustments

Increase / decrease in operating assets and liabilities	946	3,152
Expenditure for dry docking	991	1,305
Income taxes	1,259	1,659
Financial expenses	9,337	8,742
Gain on sale of assets	3,564	--
Net income attributable to non-controlling interest	(169)	18
Other adjustments	(1,313)	(916)

Consolidated EBITDA as defined in the Notes due 2014	$7,261	$11,918

Adjusted Consolidated EBITDA	$7,261	$11,918

  The following tables reconcile our Adjusted Consolidated EBITDA to our segment operating (loss) profit for the three months ended March 31, 2012, and 2011, on a consolidated and a per segment basis:

	Three Months Ended March 31, 2012

$ (000)	River	Offshore Supply	Ocean	TOTAL

Segment operating (loss) profit	$(5,526)	$4,038	$(2,595)	$(4,083)
Depreciation and amortization	5,417	2,569	2,506	10,492
Investment in affiliates / Net income attributable to non-controlling interest in subsidiaries	(319)	(169)	6	(482)
Other net	(90)	(2)	133	41

Segment Adjusted EBITDA	$(518)	$6,436	$50	$5,968

Items not included in Segment Adjusted EBITDA
Financial income				42
Other financial expenses				1,251

Adjusted Consolidated EBITDA				$7,261

	Three Months Ended March 31, 2011
$ (000)	River	Offshore Supply	Ocean	TOTAL

Segment operating profit (loss)	$2,322	$1,445	$(1,154)	$2,613
Depreciation and amortization	4,738	2,142	2,320	9,200
Investment in affiliates / Net loss attributable to non-controlling interest in subsidiaries	(100)	18	(9)	(91)
Other net	(172)	--	22	(150)

Segment Adjusted EBITDA	$6,788	$3,605	$1,179	$11,572

Items not included in Segment Adjusted EBITDA
Financial income				162
Other financial income				184

Adjusted Consolidated EBITDA				$11,918

           The use of the terms "EBITDA as defined in the Notes due 2014" and "Adjusted Consolidated EBITDA" in the current filing rather than EBITDA as has been used in previous filings, is responsive to the US Securities and Exchange Commission Release No. 34-47226 wherefrom if the measurement being used excludes "non-cash charges" or other similar concepts other than strictly interest, taxes, depreciation and amortization, or were otherwise to depart from the definition of EBITDA as included in the aforementioned release, it should be called "EBITDA as defined in the Notes due 2014" and "Adjusted Consolidated EBITDA" rather than EBITDA.

EBITDA as defined in the Notes due 2014 consists of net income (loss) prior to deductions for interest expense and other financial gains and losses related to the financing of the Company, income taxes, depreciation of vessels and equipment and amortization of drydock expense, intangible assets, financial gain (loss) on extinguishment of debt, premium paid for redemption of preferred shares and certain non-cash charges (including for instance losses on write-downs of vessels). The calculation of EBITDA as defined in the Notes due 2014 excludes from all items those amounts corresponding to unrestricted subsidiaries under the Indenture governing the Company's 9% First Preferred Ship Mortgage Notes due 2014 (the "Indenture") from the time of designation as such. We have provided EBITDA as defined in the Notes due 2014 in this report because we use it to, and believe it provides useful information to investors to evaluate our ability to incur and service indebtedness and it is a required disclosure to comply with a covenant contained in such Indenture. Adjusted Consolidated EBITDA in this filing represents EBITDA as defined in the Notes due 2014 plus EBITDA corresponding to unrestricted subsidiaries designated as such under the terms of the Indenture and other adjustments related to our FFAs. We do not intend for EBITDA as defined in the Notes due 2014 nor Adjusted Consolidated EBITDA to represent cash flows from operations, as defined by GAAP (on the date of calculation) and it should not be considered as an alternative to measure our liquidity. This definition of EBITDA as defined in the Notes due 2014 and Adjusted Consolidated EBITDA may not be comparable to similarly titled measures disclosed by other companies. Generally, funds represented by EBITDA as defined in the Notes due 2014 and Adjusted Consolidated EBITDA are available for management's discretionary use. Both EBITDA as defined in the Notes due 2014 and Adjusted Consolidated EBITDA have limitations as analytical tools, and should not be considered in isolation, or as a substitute for analysis of our results as reported. These limitations include, among others, the following:

•	EBITDA as defined in the Notes due 2014 and Adjusted Consolidated EBITDA do not reflect our cash expenditures, or future requirements for capital expenditures or contractual commitments,

•	EBITDA as defined in the Notes due 2014 and Adjusted Consolidated EBITDA do not reflect changes in, or cash requirements for, our working capital needs,

•	EBITDA as defined in the Notes due 2014 and Adjusted Consolidated EBITDA do not include income taxes, which are a necessary and ongoing cost of our operations,

•
EBITDA as defined in the Notes due 2014 and Adjusted Consolidated EBITDA do not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debts,

•
EBITDA as defined in the Notes due 2014 and Adjusted Consolidated EBITDA do not reflect the amortization of dry docking, or the cash requirements necessary to fund the required dry docks of our vessels,

•
Although depreciation is a non-cash charge, the assets being depreciated will often have to be replaced in the future, and EBITDA as defined in the Notes due 2014 and Adjusted Consolidated EBITDA do not, therefore, reflect any cash requirements for such replacements, and

•	EBITDA as defined in the Notes due 2014 and Adjusted Consolidated EBITDA can be affected by the lease rather than purchase of fixed assets.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES Condensed Consolidated Financial Statements at March 31, 2012

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

TABLE OF CONTENTS TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

CONTENTS	PAGE

• Condensed Consolidated Financial Statements

– Condensed Consolidated Balance Sheets at March 31, 2012 (unaudited) and December 31, 2011	- 1 -

– Condensed Consolidated Statements of Operations for the three-month periods ended March 31, 2012 and 2011 (unaudited)	- 2 -

– Condensed Consolidated Statements of Comprehensive Loss for the three- month periods ended March 31, 2012 and 2011 (unaudited)	- 3 -

– Condensed Consolidated Statements of Changes in Equity for the three-month periods ended March 31, 2012 and 2011 (unaudited)	- 4 -

– Condensed Consolidated Statements of Cash Flows for the three-month periods ended March 31, 2012 and 2011 (unaudited)	- 5 -

– Notes to Condensed Consolidated Financial Statements (unaudited)	- 6 -

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS
(Stated in thousands of U.S. dollars, except par value and share amounts)

	At March 31, 2012 (unaudited)	At December 31, 2011
ASSETS

CURRENT ASSETS

Cash and cash equivalents	$24,773	$34,096
Restricted cash	7,266	6,819
Accounts receivable, net of allowance for doubtful accounts of $850 and $841 in 2012 and 2011, respectively	29,553	30,993
Operating supplies	4,712	4,520
Prepaid expenses	5,085	3,212
Other receivables	25,794	26,392
Other current assets	101	101
Total current assets	97,284	106,133
NONCURRENT ASSETS

Other receivables	22,244	15,370
Restricted cash	1,483	1,483
Vessels and equipment, net	672,490	671,445
Dry dock	5,075	5,088
Investments in and receivables from affiliates	7,659	6,851
Intangible assets	932	976
Goodwill	5,015	5,015
Other assets	11,938	12,573
Deferred income tax assets	3,330	5,353
Total noncurrent assets	730,166	724,154
Total assets	$827,450	$830,287

LIABILITIES AND EQUITY

CURRENT LIABILITIES

Accounts payable	$31,765	$33,990
Accrued interest	8,043	4,769
Current portion of long-term financial debt	38,455	21,504
Other current liabilities	11,232	13,625
Total current liabilities	89,495	73,888
NONCURRENT LIABILITIES

Long-term financial debt	484,457	491,489
Deferred income tax liabilities	14,802	12,951
Other liabilities	1,806	1,788
Total noncurrent liabilities	501,065	506,228
Total liabilities	590,560	580,116

EQUITY
Common stock, $0.01 par value: 100,000,000 authorized shares; 30,011,628 shares outstanding in 2012 and 2011	339	339
Additional paid-in capital	272,592	272,302
Treasury stock: 3,923,094 shares at cost	(19,488)	(19,488)
Retained earnings (deficit)	(20,646)	(6,819)
Accumulated other comprehensive income (loss)	(1,952)	(2,037)
Total Ultrapetrol (Bahamas) Limited stockholders’ equity	230,845	244,297

Noncontrolling interest	6,045	5,874
Total equity	236,890	250,171
Total liabilities and equity	$827,450	$830,287

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements and should be read in conjunction herewith.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(Stated in thousands of U.S. dollars, except share and per share data)

	For the three-month periods ended March 31,
	2012	2011

REVENUES	$64,538	$58,322

OPERATING EXPENSES

Voyage and manufacturing expenses	(28,084)	(18,453)
Running costs	(28,022)	(22,543)
Depreciation and amortization	(10,492)	(9,200)
Administrative and commercial expenses	(7,787)	(7,295)
Other operating income, net	5,764	1,782
	(68,621)	(55,709)
Operating (loss) profit	(4,083)	2,613

OTHER INCOME (EXPENSES)

Financial expense	(9,337)	(8,742)
Foreign currency gains, net	1,251	184
Financial income	42	162
Investments in affiliates	(313)	(109)
Other, net	41	(150)
Total other income (expenses)	(8,316)	(8,655)
Loss before income taxes	(12,399)	(6,042)

Income taxes expense	(1,259)	(1,659)
Net loss	(13,658)	(7,701)

Net income (loss) attributable to noncontrolling interest	169	(18)
Net (loss) attributable to Ultrapetrol (Bahamas) Limited	$(13,827)	$(7,683)

LOSS PER SHARE OF ULTRAPETROL (BAHAMAS) LIMITED - BASIC AND DILUTED	$(0.47)	$(0.26)

Basic and diluted weighted average number of shares	29,568,622	29,545,576

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements and should be read in conjunction herewith.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (UNAUDITED)
(Stated in thousands of U.S. dollars)

	For the three-month periods ended March 31,
	2012	2011

Net loss	$(13,658)	$(7,701)

Other comprehensive income (loss):

Reclassification of net foreign currency derivative gains to depreciation and amortization	(2)	(2)
Reclassification of net derivative losses on cash flow hedges to interest expense	221	302
Derivative (losses) gains on cash flow hedges	(132)	191
	87	491
Income tax expense	-	-
	87	491
Comprehensive loss	(13,571)	(7,210)

Comprehensive loss attributable to noncontrolling interest	171	(18)
Comprehensive loss attributable to Ultrapetrol (Bahamas) Limited	$(13,742)	$(7,192)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements and should be read in conjunction herewith.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)
(Stated in thousands of U.S. dollars, except share data)

	Ultrapetrol (Bahamas) Limited stockholders’ equity
Balance	Shares amount	Common stock	Additional paid-in capital	Treasury stock	Retained earnings (deficit)	Accumulated other comprehensive income (loss)	Noncontrolling interest	Total equity

December 31, 2010	29,943,653	$338	$271,224	$(19,488)	$11,986	$(597)	$5,331	$268,794

Compensation related to restricted stock granted	-	-	289	-	-	-	-	289
Net loss	-	-	-	-	(7,683)	-	(18)	(7,701)
Other comprehensive income	-	-	-	-	-	491	-	491
March 31, 2011	29,943,653	$338	$271,513	$(19,488)	$4,303	$(106)	$5,313	$261,873

December 31, 2011	30,011,628	$339	$272,302	$(19,488)	$(6,819)	$(2,037)	$5,874	$250,171

Compensation related to restricted stock granted	-	-	290	-	-	-	-	290
Net loss	-	-	-	-	(13,827)	-	169	(13,658)
Other comprehensive income	-	-	-	-	-	85	2	87
March 31, 2012	30,011,628	$339	$272,592	$(19,488)	$(20,646)	$(1,952)	$6,045	$236,890

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements and should be read in conjunction herewith.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
(Stated in thousands of U.S. dollars)

	For the three-month periods ended March 31,
	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss)	$(13,658)	$(7,701)
Adjustments to reconcile net (loss) to cash flows (used in) operating activities:
Depreciation of vessels and equipment	9,444	8,108
Amortization of dry docking	1,004	1,048
Expenditure for dry docking	(991)	(1,305)
Amortization of intangible assets	44	44
Gain on sale of assets	(3,564)	-
Debt issuance expense amortization	919	518
Net losses from investments in affiliates	313	109
Share - based compensation	290	289
Other	(209)	-
Changes in assets and liabilities:
(Increase) decrease in assets:
Accounts receivable	1,430	(5,231)
Other receivables, operating supplies and prepaid expenses	(3,548)	(7,558)
Other	(1,106)	428
Increase (decrease) in liabilities:
Accounts payable	2,206	3,612
Other payables	72	5,597
Net cash (used in) operating activities	(7,354)	(2,042)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of vessels and equipment	(14,964)	(27,711)
Proceeds from disposal of assets, net	3,850	-
Net cash (used in) investing activities	(11,114)	(27,711)

CASH FLOWS FROM FINANCING ACTIVITIES
Scheduled repayments of long-term financial debt	(3,531)	(3,114)
Proceeds from long-term financial debt	13,450	3,450
Other financing activities, net	(774)	(69)
Net cash provided by financing activities	9,145	267
Net decrease in cash and cash equivalents	(9,323)	(29,486)
Cash and cash equivalents at the beginning of year	34,096	105,570
Cash and cash equivalents at the end of the period	$24,773	$76,084

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements and should be read in conjunction herewith.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Stated in thousands of U.S. dollars, except per share data and otherwise indicated)
(Information pertaining to the three-month periods ended March 31, 2012 and 2011 is unaudited)

1.	NATURE OF OPERATIONS AND CORPORATE ORGANIZATION

Nature of operations

Ultrapetrol (Bahamas) Limited ("Ultrapetrol Bahamas", "Ultrapetrol", "the Company", "us" or "we") is a company organized and registered as a Bahamas Corporation since December 1997.

We are a shipping transportation company serving the marine transportation needs of our clients in the markets on which we focus.  We serve the shipping markets for containers, grain soybean, forest products, minerals, crude oil, petroleum, and refined petroleum products, as well as the offshore oil platform supply market, through our operations in the following three segments of the marine transportation industry.  In our River Business we are an owner and operator of river barges and push boats in the Hidrovia region of South America, a region of navigable waters on the Parana, Paraguay and Uruguay Rivers and part of the River Plate, which flow through Brazil, Bolivia, Uruguay, Paraguay and Argentina. The Company also has a shipyard that should promote organic growth and from time to time make external sales. In our Offshore Supply Business we own and operate vessels that provide logistical and transportation services for offshore petroleum exploration and production companies, in the coastal waters of Brazil and the North Sea.  In our Ocean Business, we are an owner and operator of oceangoing vessels that transport petroleum products and a container line service in the Argentine cabotage trade.

2.	SIGNIFICANT ACCOUNTING POLICIES

a)	Basis of presentation and principles of consolidation

The unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP") for interim financial information.  The consolidated balance sheet at December 31, 2011, has been derived from the audited financial statement at that date.  The unaudited condensed consolidated financial statements do not include all of the information and footnotes required by US GAAP for complete financial statements.  All adjustments which, in the opinion of the management of the Company, are considered necessary for a fair presentation of the results of operations for the periods shown are of a normal, recurring nature and have been reflected in the unaudited condensed consolidated financial statements.  The results of operations for the periods presented are not necessarily indicative of the results expected for the full fiscal year or for any future period.

The unaudited condensed consolidated financial statements include the accounts of the Company and its subsidiaries, both majority and wholly owned.  Significant intercompany accounts and transactions have been eliminated in this consolidation. Investments in 50% or less owned affiliates, in which the Company exercises significant influence, are accounted for by the equity method.

The Company uses the US dollar as its functional currency.  Receivables and payables denominated in foreign currencies are translated into US dollars at the rate of exchange at the balance sheet date, while revenues and expenses are translated using the average exchange rate for each month.  Certain subsidiaries enter into transactions denominated in currencies other than their functional currency.  Changes in currency exchange rates between the functional currency and the currency in which a transaction is denominated are included in the unaudited condensed consolidated statement of operations in the period in which the currency exchange rate changes.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

b)	Accounting standards recently adopted

On January 1, 2012, we adopted an update issued by the Financial Accounting Standards Board (FASB) to existing guidance on the presentation of comprehensive income. This update requires the presentation of the components of net loss and other comprehensive income (loss) either in a single continuous statement or in two separate but consecutive statements. The requirement to present reclassification adjustments for items that are reclassified from other comprehensive income (loss) to net income (loss) on the face of the financial statement has been deferred by the FASB. Net loss and other comprehensive income (loss) has been presented in two separate but consecutive statements for the current reporting period and prior comparative period in our unaudited condensed consolidated financial statements.

c)	Earnings per share

Basic (loss) per share is computed by dividing the net (loss) by the weighted average number of common shares outstanding during the relevant periods net of shares held in treasury.  Diluted (loss) per share reflects the potential dilution that could occur if securities or other contracts to issue common shares result in the issuance of such shares.  In determining dilutive shares for this purpose the Company assumes, through the application of the treasury stock and if-converted methods, all restricted stock grants have vested, all common shares have been issued pursuant to the exercise of all outstanding stock options and all common shares have been issued pursuant to the conversion of all outstanding convertible notes.

For the three-month periods ended March 31, 2012 and 2011, the Company had a net loss and therefore the effect of potentially dilutive securities was antidilutive and the following securities were not included in shares outstanding for purposes of computing diluted (loss) per share.

For the three-month periods ended March 31, 2012 and 2011, the Company excluded from the computation of diluted (loss) per share of Ultrapetrol (Bahamas) Limited 13,051,000 shares for the potential conversion of all outstanding convertible notes, as the effect of their inclusion in the computation would have been antidilutive.

For the three-month periods ended March 31, 2012 and 2011, the Company excluded from the computation of diluted net (loss) per share of Ultrapetrol (Bahamas) Limited 680,000 and 705,000 share awards, respectively, as the effect of their inclusion in the computation would have been antidilutive.

For the three-month periods ended March 31, 2012 and 2011, the Company excluded from the computation of diluted net (loss) per share of Ultrapetrol (Bahamas) Limited options to purchase 348,750 common shares. These options were outstanding during these periods but were excluded because they were antidilutive, as the option exercise price was greater than the average market price of the common share.

d)	Comprehensive income (loss)

The components of accumulated other comprehensive income (loss) in the unaudited condensed consolidated balance sheets were as follows:

	At March 31, 2012	At December 31, 2011

Unrealized net losses on interest rate collar	$(1,677)	$(1,727)
Unrealized net losses on interest rate swap	(443)	(482)
Unrealized net gains on EURO hedge	143	145
Accumulated other comprehensive income (loss)	(1,977)	(2,064)

Amounts attributable to noncontrolling interest	(25)	(27)
Amounts attributable to Ultrapetrol (Bahamas) Limited	$(1,952)	$(2,037)

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

3.	VESSELS AND EQUIPMENT, NET

The capitalized cost of the vessels and equipment, and the related accumulated depreciation at March 31, 2012 and December 31, 2011 were as follows:

	At March 31, 2012	At December 31, 2011

Ocean-going vessels	$127,530	$127,468
River barges and pushboats	407,007	398,391
PSVs	199,620	199,453
Advances for PSV construction	68,331	68,149
Furniture and equipment	10,642	10,458
Building, land, operating base and shipyard	52,951	52,491
Total original book value	866,081	856,410
Accumulated depreciation	(193,591)	(184,965)
Net book value	$672,490	$671,445

For the three-month periods ended March 31, 2012 and 2011, depreciation expense was $9,444 and $8,108, respectively.

As of March 31, 2012, the net book value of the assets pledged as a guarantee of our long term financial debt was $377,500.

River Business

During February 2012, the Company sold and delivered one river pushboat, for a total sale price of $3,850 and Ultrapetrol recognized a gain on sale of vessel of $3,564.

During the three-month period ended March 31, 2012, four barges had been built, (all of them had commenced their operation) in our own shipyard in Punta Alvear, Argentina for a total cost of $3,238.

During 2011, we purchased three pushboats, for a total aggregate purchase price of $2,900. The Company has also incurred $2,000 in additional direct costs relating to these acquisitions.

Offshore Supply Business

On December 21, 2007, UP Offshore (Bahamas) Ltd. (our holding company in the Offshore Supply Business) signed two contracts with a shipyard in China to construct two PSVs.  The price for each new PSV to be constructed in China was $26,400 to be paid in five installments of 20% of the contract price each, prior to delivery. On December 20, 2010 we took delivery of the first Chinese PSV UP Turquoise and on June 10, 2011, we took delivery of the second one, named UP Jasper.

On February 21 and June 13, 2007, UP Offshore (Bahamas) Ltd. (our holding company in the Offshore Supply Business) signed shipbuilding contracts with a shipyard in India for construction of four PSVs with a combined cost of $88,052, with contracted deliveries extended to 2012.  The purchase price is to be paid in five installments of 20% of the contract price each, prior to delivery.  As of March 31, 2012, UP Offshore (Bahamas) Ltd. had paid installments on these contracts totaling $61,636, which are recorded as Advances for PSV construction.

As of March 31, 2012, the Company had remaining commitments of $26,416 on non-cancellable contracts for the construction of four PSVs in India scheduled for delivery in 2012.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

4.	LONG-TERM DEBT

Balances of long-term financial debt at March 31, 2012 and December 31, 2011:

			At March 31, 2012			At December 31, 2011
	Financial institution /		Nominal value
Borrower	Other	Due-year	Current	Noncurrent	Total	Total

Ultrapetrol (Bahamas) Ltd.	Private Investors	2014	$-	$180,000	$180,000	$180,000
Ultrapetrol (Bahamas) Ltd.	Private Investors	2017	-	80,000	80,000	80,000
UP Offshore Apoio Marítimo Ltda.	DVB AG	Through 2016	900	6,625	7,525	7,750
UP Offshore (Bahamas) Ltd.	DVB AG	Through 2016	4,300	32,875	37,175	38,250
UP Offshore (Bahamas) Ltd.	DVB AG	Through 2017	2,000	12,500	14,500	15,000
UP Offshore (Bahamas) Ltd.	DVB SE + Banco Security	Through 2018	3,333	33,333	36,666	37,500
Ingatestone Holdings Inc.	DVB AG + Natixis	Through 2019	(1)17,814	16,686	34,500	31,050
UP Offshore Apoio Marítimo Ltda.	BNDES	Through 2027	1,110	15,540	16,650	16,928
Stanyan Shipping Inc.	Natixis	Through 2017	908	8,168	9,076	9,303
Hallandale Commercial Corp.	Nordea	Through 2013	1,568	5,252	6,820	7,212
UABL Paraguay S.A.	IFC	Through 2020	2,174	22,826	25,000	25,000
UABL Paraguay S.A.	OFID	Through 2020	1,304	13,696	15,000	15,000
UABL Barges and others	IFC	Through 2020	3,044	31,956	35,000	35,000
UABL Paraguay S.A. and Riverpar S.A.	IFC	Through 2021	-	15,000	15,000	15,000
UABL Paraguay S.A. and Riverpar S.A.	OFID	Through 2021	-	10,000	10,000	-
At March 31, 2012			$38,455	$484,457	$522,912
At December 31, 2011			$21,504	$491,489		$512,993

(1)	Includes advances under Tranche A of the loan made by Natixis for $17,250 will be due on or before December 31, 2012.

Senior secured term loan facility with DVB Bank SE  (DVB SE) (formerly DVB Bank AG) and Natixis

On June 24, 2008 Ingatestone Holdings Inc., as Borrower, and UP Offshore (Bahamas) Ltd., Bayshore Shipping Inc., Gracebay Shipping Inc., Springwater Shipping Inc. and Woodrow Shipping Inc. (all of these our subsidiaries in the Offshore Supply Business) and Ultrapetrol (Bahamas) Limited, as joint and several Guarantors, entered into a senior secured term loan facility of up to $93,600 consisting of a Tranche A loan facility in the aggregate principal amount of not more than $60,000 ($30,000 per Bank) and a Tranche B loan facility in the aggregate principal amount of not more than $33,600 ($16,800 per Bank) with DVB SE and Natixis (the "Banks"), as co-lender, to finance the construction and delivery of our PSVs being built in India.

At March 31, 2012 the advances under Tranche A of the loan were $34,500 ($17,250 per Bank).

Subsequent events

On May 9, 2012, the Borrower, the Guarantors and the Banks signed a third amendment to the loan agreement. In connection with this amendment, the amount of Natixis’ commitment under Tranche A was reduced by $12,750 to $17,250 and the amount of Natixis’ commitment under Tranche B was reduced by $16,800 to $0, the availability period for the first PSV (UP Jade) was extended through June 30, 2012 in respect of the advances of Tranche A and through December 31, 2012 in respect of the advances of Tranche B, and all Advances under Tranche A of the loan made by Natixis or $17,250 shall be paid on or before December 31, 2012. An amendment fee of 0.25% of the total DVB SE’s commitments under the loan was paid.

Consequently, as of March 31, 2012 the Company included all Advances under Tranche A of the loan made by Natixis of $17,250 as current liabilities. As per the amendment, up to $29,550 remain available for drawdown under the facility.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

5.	COMMITMENTS AND CONTINGENCIES

The Company is subject to legal proceedings, claims and contingencies arising in the ordinary course of business. When such amounts can be estimated and the contingency is probable, management accrues the corresponding liability.  While the ultimate outcome of lawsuits or other proceedings against the Company cannot be predicted with certainty, management does not believe the costs of such actions will have a material effect on the Company´s consolidated financial position or results of operations.

a)	UABL – Ciudad del Este Customs Authority

On September 21, 2005 the local Customs Authority of Ciudad del Este, Paraguay issued a finding that certain UABL entities owe taxes to that authority in the amount of $2,200, together with a fine for non-payment of the taxes in the same amount, in respect of certain operations of our River Business for the prior three-year period.  This matter was referred to the Central Customs Authority of Paraguay.

After review of the entire case the Paraguayan Central Tax Authorities who have jurisdiction over the matter have confirmed the Company has no liability in respect of two of the three matters at issue, while they held a dissenting view on the third issue.  Through a Resolution which was notified to UABL on October 13, 2006 the Paraguayan Undersecretary for Taxation has confirmed that, in his opinion, the Company is liable for a total of approximately $500 and has applied a fine of 100% of this amount.  On November 24, 2006, the court confirmed that UABL were not liable for the first two issues.  The Company has entered a plea with the respective court contending the interpretation on the third issue under consideration where the Company claims to be equally non-liable.

On March 26, 2009, the Tax and Administrative Court decided that UABL was not liable for the third issue under discussion (the tax base used by UABL's entities to calculate the applicable withholding tax). On April 2, 2009, the Paraguayan Tax Authorities appealed the Tax and Administrative Court decision. On September 22, 2010 the Paraguayan Supreme Court revoked the March 26, 2009, ruling of the Tax and Administrative Court and confirmed the decision of the Paraguayan Undersecretary for Taxation.

For the year ended December 31, 2010 the Company recorded a charge totaling $1,294 for the full and final settlement of this claim.

In parallel with this ruling the Office of the Treasury Attorney has initiated an action in respect of the other two issues concerned in this litigation (which had been terminated on November 24, 2006, with the admission of Central Tax Authorities that no taxes were due for these two issues and the consequent dropping of the action by the plaintiffs) to review certain formal aspects of the case on the grounds that the Paraguay Customs Department did not represent the interests of Paraguay. UABL has submitted a defense in relation to the action commenced by the Office of the Treasury Attorney. Subsequently, the Office of the Treasury Attorney filed a response with regard to Company´s defense. The evidentiary stage of the proceedings commenced in November 2011. Aside from the mentioned procedures, the Customs Authorities of Paraguay have reopened the proceedings against UABL S.A., UABL Paraguay S.A. and YATAITY S.A. in connection with the possible reopening of the case pending a decision of the reopening of the case in court.  Counsel notified the Customs to hold the proceedings pending a decision of the court and also contest any new investigation into the matter on the grounds that the action is time barred.  We have been advised that in one of those reopened proceedings the Customs Authorities of Paraguay decided that UABL Paraguay S.A. ordered the further determination of the taxes owed and fines. We have been advised by UABL's counsel in the case that there is only a remote possibility that a judicial court would find UABL liable for any of these taxes or fines still in dispute or that the final outcome of these proceedings could have a material adverse impact on the consolidated financial position or results of operations of the Company.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

UABL Paraguay S.A. -  Paraguayan Customs Asunción

On April 7, 2009, the Paraguayan Customs in Asunción commenced administrative proceedings against UABL Paraguay S.A. alleging infringement of Customs regulations (smuggling) due to lack of submission of import clearance documents in Paraguay for some bunkers purchased between January 9, 2007 and December 23, 2008 from YPF-Repsol S.A. in Argentina.  Since those bunkers were purchased for consumption on board pushboats, UABL Paraguay S.A. submitted a defense on April 23, 2009, requesting the closing of those proceedings based on the non-infringement of Customs regulations; however the proceedings were not closed. On August 21, 2009, as part of the evidence to be rendered in the Customs proceedings UABL Paraguay S.A. submitted a technical report of the Paraguayan Coast Guard stating that all parcels of bunkers purchased by UABL Paraguay S.A. from YPF-Repsol S.A. were consumed onboard the push boats. We were advised that the Paraguayan Customs in Ciudad del Este also commenced administrative proceedings against UABL Paraguay S.A. for the same reasons as the Customs in Asuncion; however those proceedings have been suspended. Customs Authorities appraised the bunkers and determined the corresponding import tax and fine to be $2,000. On March 22, 2010 the Customs in Asuncion issued their ruling on the matter imposing a fine of Gs. 54.723.820 (approximately $12), and UABL Paraguay S.A. will be paying the fine with the aim to end these proceedings. In parallel with this ruling the denouncing parties in Ciudad del Este submitted remedies against the decision of Customs in Asuncion arguing that such ruling was taken without bringing both dossiers together. Our legal counsel has recently advised that the Director of Customs in Asuncion decided to render null the ruling dated March 22, 2010 and ordered evidence to be filed in respect of years 2003 to 2006 before issuing the final ruling. In a similar manner, on September 20, 2010 the Paraguayan Customs in Asuncion received a complaint against UABL Paraguay S.A. alleging infringement of Customs regulations due to lack of submission of import clearance documents in Paraguay for bunkers purchased during 2009 and 2010, from YPF-Repsol S.A. in Argentina.  UABL Paraguay S.A. submitted its defense together with all documents related to the bunker purchases.

Our legal counsel is of the opinion that remedies will be rejected and therefore that there is only a remote possibility that UABL Paraguay S.A. will finally be found liable for any such taxes or fines and / or that these proceedings will have financial material adverse impact on the consolidated financial position or results of operations of the Company.

Oceanpar S.A. and UABL Paraguay S.A. - Customs investigation in connection with reimportation of barges subject to conversion

Oceanpar S.A. was notified of this investigation on June 17, 2011. The matter under investigation is whether UABL Paraguay S.A. paid all import taxes and duties corresponding to the reimportation of barges submitted to conversion in foreign yards. On June 24, 2011 Oceanpar S.A. and UABL Paraguay S.A. submitted the evidence of all payments effected in 2008 corresponding to the reimportation of these barges. Our Counsel has advised that there is only a remote possibility that these proceedings will have a material adverse impact on our consolidated financial position or results of operations of the Company.

UABL Paraguay S.A. - Paraguayan Tax Authority

On December 15, 2011, as a result of a previous investigation, the Paraguayan Tax Authorities gave notice that UABL Paraguay S.A. would have improperly used some fiscal credit and suggested some rectifications to be made.  The aforementioned tax authorities also informed that UABL Paraguay S.A. may owe taxes due to differences in the rate applied to certain fiscal remittance incomes related to the operation of some barges under leasing. We believe that this finding is erroneous and UABL Paraguay S.A. commenced administrative proceedings on December 23, 2011, in order to refute said findings and formally replied all of the allegations upon which the finding was made. The potential amount in dispute has not been calculated yet but it should not exceed approximately $3,500. The proceedings are purely administrative at this point and if the tax authorities should decide to insist with their opinion the Company intends to contest the same in a judicial court. Our Counsel has advised that there is only a remote chance that these proceedings, when ultimately resolved by a judicial court, will have a material adverse impact on our consolidated financial position or results of operations of the Company.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

b)	Tax claim in Bolivia

On November 3, 2006 and April 25, 2007, the Bolivian Tax Authority ("Departamento de Inteligencia Fiscal de la Gerencia Nacional de Fiscalización") issued a notice in the Bolivian press advising that UABL International S.A. would owe taxes to that authority. On June 18, 2007, legal counsel in Bolivia submitted points of defense to the Bolivian tax authorities.

On August 27, 2007 the Bolivian tax authorities gave notice of a resolution determining the taxes (value added tax, transaction tax and income tax) that UABL International S.A. would owe to them in the amount of approximately $5,800 (including interest and fines). On October 10, 2007, legal counsel in Bolivia gave notice to the Bolivian tax authorities of the lawsuit commenced by UABL International S.A. to refute the resolution above mentioned.

On August 1, 2008, UABL International S.A. was served with a notice informing that the Bolivian Tax Authorities had replied to the lawsuit started by us. On August 22, 2008 a hearing and judicial inspection took place at Puerto Quijano, Bolivia. On August 30, 2008 both parties submitted their arguments to the judge, completing this part of the case.  On August 12, 2009, UABL International S.A. was served with a judgment of a Bolivian court ruling on certain taxes allegedly due by UABL International S.A. On August 22, 2009, UABL International S.A. submitted an appeal to the lower court judgment to which Bolivian tax authorities have contested.  The Court of appeal confirmed the judgment of the Lower Court.  UABL International S.A. has submitted a cassation appeal (an appeal on points of law) which is currently pending before the Bolivian Supreme Court.

On June 26, 2008, the same Bolivian court ordered a preemptive embargo against all barges owned by UABL International S.A. that may be registered in the International Bolivian Registry of Ships, or RIBB. According to Company's local counsel this preemptive embargo under Bolivian law has no effect over the Company's right to use its assets nor does it have any implication over the final decision of the court, the substance of the matter and in this case it is ineffective since UABL International S.A. did not have any assets owned by it registered in the RIBB. Moreover, UABL International S.A. had challenged the judge's decision to place the embargo.  On November 15, 2008, the lower court reconfirmed the embargo. UABL International S.A. appealed the decision of the lower court, which was later reconfirmed by a higher court. The shares of UABL International S.A. no longer belong to our Company and we have been advised by legal counsel that there is only a remote possibility that we would finally be found liable for any of these taxes or fines and / or that these proceedings will have financial material adverse impact on the consolidated financial position or results of operations of the Company.

6.	FINANCIAL INSTRUMENTS

The fair value of an asset or liability is the price that would be received to sell an asset or transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company utilizes a fair value hierarchy that maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value and defines three levels of inputs that may be used to measure fair value. Level 1 inputs are quoted prices in active markets for identical assets or liabilities. Level 2 inputs are observable inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets or liabilities in active markets, quoted prices in markets that are not active, inputs other than quoted prices that are observable for the asset or liability, or inputs derived from observable market data. Level 3 inputs are unobservable inputs that are supported by little or no market activity and are significant to the fair value of the assets or liabilities.

The Company’s liabilities as of March 31, 2012 that are measured at fair value on a recurring basis are summarized below:

	Level 1	Level 2	Level 3
Current liabilities: - Interest rate collar (included in other liabilities)	-	652	-
- Interest rate swap (included in other liabilities)	-	261	-
Noncurrent liabilities: - Interest rate collar (included in other liabilities)	-	1,232	-
- Interest rate swap (included in other liabilities)	-	574	-

The estimated fair value of the Company’s other financial assets and liabilities as of March 31, 2012 were as follows:

	Carrying amount	Estimated fair value
ASSETS

Cash and cash equivalents	$24,773	$24,773
Restricted cash (current and noncurrent portion)	8,749	8,749

LIABILITIES

Long term financial debt (current and non-current portion – Note 4) (1)	$522,912	$479,432

(1)	The fair value of long term financial debt is measured using Level 2 fair value inputs.

The carrying value of cash and cash equivalents and restricted cash approximates fair value. The fair value of long-term financial debt was estimated based upon quoted market prices or by using discounted cash flow analyses based on estimated current rates for similar types of arrangements.  Generally, the carrying value of variable interest rate debt, approximates fair value.  It was not practicable to estimate the fair value of the Company’s investments in 50% owned companies because of the lack of quoted market prices and the inability to estimate fair value without incurring excessive costs.  Considerable judgment was required in developing certain of the estimates of fair value and accordingly the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

7.	DERIVATIVE INSTRUMENTS AND HEDGING STRATEGIES

Liabilities arising from outstanding derivative positions are included in the accompanying unaudited condensed consolidated balance sheets as other liabilities, as follows:

	At March 31, 2012
	Current other liabilities	Noncurrent other liabilities
Derivatives designated as hedging instruments
Interest rate collar (cash flow hedge)	$652	$1,232
Interest rate swap (cash flow hedge)	261	574
	$913	$1,806

	At December 31, 2011
	Current other liabilities	Noncurrent other liabilities
Derivatives designated as hedging instruments
Interest rate collar (cash flow hedge)	$582	$1,145
Interest rate swap (cash flow hedge)	251	643
	$833	$1,788

The Company evaluates the risk of counterparty default by monitoring the financial condition of the financial institutions and counterparties involved, by primarily conducting business with large, well-established financial institutions and international traders, and diversifying its counterparties. The Company does not currently anticipate nonperformance by any of its counterparties.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

CASH FLOW HEDGE

INTEREST RATE COLLAR AGREEMENT

On May 7, 2010, through UABL Limited, our holding subsidiary in the River Business, we entered into an interest rate collar transaction with International Finance Corporation (IFC) through which we expect to hedge our exposure to interest volatility under our financings with IFC and OFID from June 2010 to June 2016. The initial notional amount is $75,000 (subsequently adjusted in accordance with the amortization schedule under these financings), with UABL Limited being the USD Floor Rate seller at a floor strike rate of 1.69%, and IFC being the USD Cap Rate seller at a cap strike rate of 5.00%. This contract qualifies for hedge accounting and as such changes in its fair value are included in other comprehensive income (loss) in the unaudited condensed consolidated financial statements. The fair value of this agreement equates to the amount that would be paid or received by the Company if the agreement were cancelled at the reporting date, taking into account current and prospective interest rates and creditworthiness of the Company.

As of March 31, 2012, the total notional amount of the interest rate collar is $75,000.

INTEREST RATE SWAP AGREEMENTS

On December 16, 2010, through UP Offshore (Bahamas) Ltd., our holding subsidiary in the Offshore Supply Business, we entered into an interest rate swap transaction with Banco Security through which we expect to hedge our exposure to interest volatility under our financing with Banco Security and DVB Bank SE from December 2010 to December 2018. The initial notional amount is $5,000 (subsequently adjusted in accordance with the amortization schedule under this financing) with UP Offshore (Bahamas) Ltd. paying a fixed interest rate of 3.67% and receiving a variable interest rate based on LIBOR on the notional amount.

As of March 31, 2012, the total notional amount of the interest rate swap is $4,479.

Additionally, on June 14, 2011, through UP Offshore (Bahamas) Ltd., our holding subsidiary in the Offshore Supply Business, we entered into a second interest rate swap transaction with Banco Security through which we expect to hedge our exposure to interest volatility under our financing with Banco Security and DVB Bank SE from June 2011 to December 2018. The initial notional amount is $5,000 (subsequently adjusted pro rata in accordance with the amortization schedule under this financing) with UP Offshore (Bahamas) Ltd. paying a fixed interest rate of 3.122% and receiving a variable interest rate based on LIBOR on the notional amount.

As of March 31, 2012, the total notional amount of the interest rate swap is $4,688.

These contracts qualify for hedge accounting and as such changes in its fair value are included in other comprehensive income (loss) in the unaudited condensed consolidated financial statements. The fair value of these agreements equate to the amount that would be paid or received by the Company if the agreement were cancelled at the reporting date, taking into account current and prospective interest rates and creditworthiness of the Company.

8.	INCOME TAXES

The Company operates through its subsidiaries, which are subject to several tax jurisdictions, as follows:

a)	Bahamas

The earnings from shipping operations were derived from sources outside the Bahamas and such earnings were not subject to Bahamian taxes.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

b)	Panama

The earnings from shipping operations were derived from sources outside Panama and such earnings were not subject to Panamanian taxes.

c)	Paraguay

Our subsidiaries in Paraguay are subject to Paraguayan corporate income taxes.

d)	Argentina

Our subsidiaries in Argentina are subject to Argentine corporate income taxes.

In Argentina, the tax on minimum presumed income ("TOMPI"), supplements income tax since it applies a minimum tax on the potential income from certain income generating-assets at a 1% tax rate.  The Companies’ tax obligation in any given year will be the higher of these two tax amounts.  However, if in any given tax year TOMPI exceeds income tax, such excess may be computed as payment on account of any excess of income tax over TOMPI that may arise in any of the ten following years.

e)	Brazil

Our subsidiaries in Brazil are subject to Brazilian corporate income taxes.

Income taxes in Brazil include federal income tax and social contribution (which is an additional federal income tax). Income tax is computed at the rate of 15%, plus a surtax of 10% on the amount that exceeds Brazilian reais 240,000 (equivalent to $131 at March 31, 2012) based on pretax income, adjusted for additions and exclusions established by the Brazilian tax legislation. Social contribution is calculated at the rate of 9%, on pretax income, in conformity with the tax law.

UP Offshore Apoio Maritimo Ltda., has foreign currency exchange gains recognized for tax purposes only in the period the debt (including intercompany transactions) is extinguished.  A deferred income tax liability is recognized in the period the foreign currency exchange rate changes equal to the future taxable income at the applicable tax rate.

f)	Chile

Our subsidiary in the Ocean Business, Corporación de Navegación Mundial S.A. (Cor.Na.Mu.S.A.) is subject to Chilean corporate income taxes.

g)	United Kingdom (UK)

Our subsidiary in the Offshore Supply Business, UP Offshore (UK) Limited, is not subject to corporate income tax in the United Kingdom, rather, it qualifies under UK tonnage tax rules and pays a flat rate based on the net tonnage of qualifying PSVs.

h)	United States of America (US)

Under the US Internal Revenue Code of 1986, as amended, or the Code, 50% of the gross shipping income of our vessel owning or chartering subsidiaries attributable to transportation that begins or ends, but that does not both begin and end, in the US are characterized as US source shipping income.  Such income is subject to 4% US federal income tax without allowance for deduction, unless our subsidiaries qualify for exemption from tax under Section 883 of the Code and the Treasury Regulations promulgated thereunder.

For the three-month period ended March 31, 2012, our subsidiaries did not derive any US source shipping income.  Therefore our subsidiaries are not subject to any US federal income taxes, except our ship management services provided by Ravenscroft.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

9.	SHARE CAPITAL

Common shares and shareholders

On September 21, 2006, Inversiones Los Avellanos S.A., Hazels (Bahamas) Investments Inc. and Solimar Holdings Ltd. (collectively the "Original Shareholders") signed a second amended and restated shareholders agreement.  The shares held directly by our Original Shareholders expressly are entitled to seven votes per share and all other holders of our common stock are entitled to one vote per share.  The special voting rights of the Original Shareholders are not transferable, unless to another Original Shareholder.

On July 15, 2010, Solimar Holdings Ltd. sold to Hazels (Bahamas) Investments Inc. both Original Shareholders and shareholders of the Company before of our initial public offering 2,977,690 shares of Ultrapetrol common stock.

At March 31, 2012, the outstanding common shares are 30,011,628 par value $0.01 per share.

At March 31, 2012 our shareholders Inversiones Los Avellanos S.A. and Hazels (Bahamas) Investments Inc. (a wholly owned subsidiary of Inversiones Los Avellanos S.A.) hold 4,735,517 and 3,128,568 common shares, respectively, which represent 15.8% and 10.4% ownership in the Company, respectively.  The joint voting power for these shares represents 71.0% of the total voting power and is combined pursuant to an agreement between the Original Shareholders who have agreed to vote their respective shares together in all matters where a vote of Ultrapetrol (Bahamas) Limited’s shareholders is required.

Inversiones Los Avellanos S.A. and Hazels (Bahamas) Investments Inc. are controlled by members of the Menendez family, including Felipe Menendez R., our president, chief executive officer and a director, and Ricardo Menendez R., our executive vice president and a director.  As such, they have the ability to exert influence over the operations of the Company.

On January 28, 2011 the shareholders of the Company at a Special General Meeting approved the issuance of up to 13,100,000 shares of common stock if and when holders of the Company's $80,000 7.25% Convertible Senior Notes due 2017 elect to convert their notes pursuant its term. The conversion rate of the Convertible Notes shall not exceed 163.1321 shares of common stock per $1 principal amount.

2008 Share repurchase program

Ultrapetrol's Board of Directors has approved a share repurchase program, effective March 17, 2008, for up to a total of $50,000 of the Company's common stock through December 31, 2008. The expiration date of the share repurchase program was extended by the Board of Directors until September 30, 2009, when it finally expired.

At March 31, 2012 the Company had repurchased a total of 3,923,094 common shares, at a total cost of $19,488.

2011 Share repurchase program

Ultrapetrol's Board of Directors has approved a share repurchase program, effective October 24, 2011, for up to a total of $20,000 of the Company's common stock through April 30, 2012, when it expired. Share repurchases may be made by the Company and certain of its affiliates from time to time in open market transactions at prevailing market prices or in privately negotiated transactions.

During the three-month period ended March 31, 2012, the Company did not repurchase any common shares.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

10.	BUSINESS AND GEOGRAPHIC SEGMENT INFORMATION

The Company organizes its business and evaluates performance by its operating segments, Ocean, River and Offshore Supply Business.  The accounting policies of the reportable segments are the same as those for the unaudited condensed consolidated financial statements (Note 2).  The Company does not have significant intersegment transactions.  These segments and their respective operations are as follows:

River Business:  In our River Business, we own and operate several dry and tanker barges, and push boats.  In addition, we use one barge from our ocean fleet, the Alianza G2, as a transfer station.  The dry barges transport basically agricultural and forestry products, iron ore and other cargoes, while the tanker barges carry petroleum products, vegetable oils and other liquids.

We operate our pushboats and barges on the navigable waters of Parana, Paraguay and Uruguay Rivers and part of the River Plate in South America, also known as the Hidrovia region.

The company also has a shipyard that should promote organic growth and from time to time make external sales.

Offshore Supply Business:  We operate our Offshore Supply Business, using PSVs owned by UP Offshore (Bahamas), which seven are employed in the Brazilian market and one in the North Sea.  PSVs are designed to transport supplies such as containerized equipment, drill casing, pipes and heavy loads on deck, along with fuel, water, drilling fluids and bulk cement in under deck tanks and a variety of other supplies to drilling rigs and platforms.

Ocean Business:  In our Ocean Business, we operate eight oceangoing vessels:  four product tankers (one of which is on lease to us), two container feeder vessels under a container line service in Argentina cabotage trade, one oceangoing tug and one tank barge under the trade name Ultrapetrol.  Our Handy size/small product tanker vessels transport liquid bulk goods such as petroleum and petroleum derivatives on major trade routes around the globe.

All of the Company’s operating revenues were derived from its foreign operations.  The following represents the Company’s revenues attributed by geographical region in which services are provided to customers.

	For the three-month period ended March 31,
	2012	2011
Revenues (1)
− South America	$51,694	$52,750
− Central America	8,941	360
− Europe	2,419	4,786
− North America	1,484	-
− Asia	-	426
	$64,538	$58,322

(1)	Classified by country of domicile of charterers.

The Company’s vessels are highly mobile and regularly and routinely moved between countries within a geographical region of the world.  In addition, these vessels may be redeployed among the geographical regions as changes in market conditions dictate.  Because of this mobility, long-lived assets, primarily vessels and equipment cannot be allocated to any one country.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

The following represents the Company’s vessels and equipment based upon the assets’ physical location as of the end of each applicable period presented:

	At March 31, 2012	At December 31, 2011
Vessels and equipment, net

− South America	$573,664	$572,512
− Europe	26,297	26,571
− Asia	68,331	68,149
− Other	4,198	4,213
	$672,490	$671,445

For the three-month period ended March 31, 2012, 80% of the Company’s revenues are concentrated in South America and at March 31, 2012, 85% of the Company’s vessels and equipment are located in South America.

For the three-month period ended March 31, 2012 revenues from charterers domiciled in Argentina, Brazil and Paraguay represented 39%, 24% and 15%, of the Company‘s consolidated revenues, respectively.

As a result, the Company’s financial condition and results of operations depend, to a significant extent, on macroeconomic, regulatory and political conditions prevailing in South America.

Revenue by segment consists only of services provided to external customers, as reported in the unaudited condensed consolidated statement of operations.  Resources are allocated based on segment profit or loss from operation, before interest and taxes.

Identifiable assets represent those assets used in the operations of each segment.

The following schedule presents segment information about the Company’s operations for the three-month period ended March 31, 2012:

	River Business	Offshore Supply Business	Ocean Business	Total

Revenues	$29,384	$17,028	$18,126	$64,538
Running and voyage and manufacturing expenses	30,351	9,761	15,994	56,106
Depreciation and amortization	5,417	2,569	2,506	10,492
Segment operating (loss) profit	(5,526)	4,038	(2,595)	(4,083)
Segment assets	401,556	263,144	122,814	787,514
Investments in and receivables from affiliates	7,397	-	262	7,659
(Loss) gains from investment in affiliates	(319)	-	6	(313)
Additions to long-lived assets	10,085	4,756	123	14,964

Reconciliation of total assets of the segments to amount included in the unaudited condensed consolidated balance sheets were as follow:

At March 31, 2012

Total assets for reportable segments	$787,514
Other assets	15,163
Corporate cash and cash equivalents	24,773
Consolidated total assets	$827,450

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

The following schedule presents segment information about the Company’s operations for the three-month period ended March 31, 2011:

	River Business	Offshore Supply Business	Ocean Business	Total

Revenues	$31,276	$12,673	$14,373	$58,322
Running and voyage and manufacturing expenses	21,586	8,461	10,949	40,996
Depreciation and amortization	4,738	2,142	2,320	9,200
Segment operating (loss) profit	2,322	1,445	(1,154)	2,613
Loss from investment in affiliates	(100)	-	(9)	(109)
Additions to long-lived assets	21,325	5,229	1,157	27,711

11.	SUPPLEMENTAL GUARANTOR INFORMATION

On November 24, 2004, the Company issued $180,000 9% First Preferred Ship Mortgage Notes due 2014.

The 2014 Senior Notes are fully and unconditionally guaranteed on a joint and several basis by Company’s subsidiaries directly involved in our Ocean and River Business.

The Indenture provides that the 2014 Senior Notes and each of the guarantees granted by Subsidiaries, other than the Mortgage, are governed by, and construed in accordance with, the laws of the state of New York.  Each of the mortgaged vessels is registered under either the Panamanian flag, or another jurisdiction with similar procedures.  All of the Subsidiary Guarantors are outside of the United States.

Supplemental condensed consolidating financial information for the Guarantor Subsidiaries for the 2014 Senior Notes is presented below.  This information is prepared in accordance with the Company’s accounting policies.  This supplemental financial disclosure should be read in conjunction with the unaudited condensed consolidated financial statements.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

SUPPLEMENTAL CONDENSED CONSOLIDATING BALANCE SHEET

AT MARCH 31, 2012 (UNAUDITED)

(stated in thousands of U.S. dollars)

	Parent	Combined subsidiary guarantors	Combined subsidiary non guarantors	Consolidating adjustments	Total consolidated amounts
Current assets
Receivables from related parties	$299,288	$98,677	$10,435	$(408,358)	$42
Other current assets	1,420	34,715	61,107	-	97,242
Total current assets	300,708	133,392	71,542	(408,358)	97,284

Noncurrent assets
Vessels and equipment, net	-	221,263	452,157	(930)	672,490
Investment in affiliates	191,230	-	60	(191,230)	60
Other noncurrent assets	6,284	9,692	68,092	(26,452)	57,616
Total noncurrent assets	197,514	230,955	520,309	(218,612)	730,166
Total assets	$498,222	$364,347	$591,851	$(626,970)	$827,450

Current liabilities
Payables to related parties	$-	$124,790	$284,729	$(408,358)	$1,161
Current portion of long-term financial debt	-	3,478	34,977	-	38,455
Other current liabilities	7,377	18,536	23,966	-	49,879
Total current liabilities	7,377	146,804	343,672	(408,358)	89,495

Noncurrent liabilities
Due to affiliates	$-	$26,452	$-	$(26,452)	$-
Long-term financial debt net of current portion	260,000	61,522	162,935	-	484,457
Other noncurrent liabilities	-	218	16,390	-	16,608
Total noncurrent liabilities	260,000	88,192	179,325	(26,452)	501,065
Total liabilities	267,377	234,996	522,997	(434,810)	590,560

Equity of Ultrapetrol (Bahamas) Limited	230,845	129,351	68,854	(198,205)	230,845
Noncontrolling interest	-	-	-	6,045	6,045
Total equity	230,845	129,351	68,854	(192,160)	236,890
Total liabilities and equity	$498,222	$364,347	$591,851	$(626,970)	$827,450

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

SUPPLEMENTAL CONDENSED CONSOLIDATING BALANCE SHEET

AT DECEMBER 31, 2011

(stated in thousands of U.S. dollars)

	Parent	Combined subsidiary guarantors	Combined subsidiary non guarantors	Consolidating adjustments	Total consolidated amounts
Current assets
Receivables from related parties	$297,324	$101,196	$30,751	$(429,214)	$57
Other current assets	3,773	46,055	56,248	-	106,076
Total current assets	301,097	147,251	86,999	(429,214)	106,133

Noncurrent assets
Vessels and equipment, net	-	212,324	460,066	(945)	671,445
Investment in affiliates	201,323	-	373	(201,323)	373
Other noncurrent assets	6,825	7,850	63,704	(26,043)	52,336
Total noncurrent assets	208,148	220,174	524,143	(228,311)	724,154
Total assets	$509,245	$367,425	$611,142	$(657,525)	$830,287

Current liabilities
Payables to related parties	$-	$127,664	$302,708	$(429,214)	$1,158
Current portion of long-term financial debt	-	3,478	18,026	-	21,504
Other current liabilities	4,948	19,223	27,055	-	51,226
Total current liabilities	4,948	150,365	347,789	(429,214)	73,888

Noncurrent liabilities
Due to affiliates	$-	$26,043	$-	$(26,043)	$-
Long-term financial debt net of current portion	260,000	51,522	179,967	-	491,489
Other noncurrent liabilities	-	218	14,521	-	14,739
Total noncurrent liabilities	260,000	77,783	194,488	(26,043)	506,228
Total liabilities	264,948	228,148	542,277	(455,257)	580,116

Equity of Ultrapetrol (Bahamas) Limited	244,297	139,277	68,865	(208,142)	244,297
Noncontrolling interest	-	-	-	5,874	5,874
Total equity	244,297	139,277	68,865	(202,268)	250,171
Total liabilities and equity	$509,245	$367,425	$611,142	$(657,525)	$830,287

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

FOR THE FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2012 (UNAUDITED)

(stated in thousands of U.S. dollars)

	Parent	Combined subsidiary guarantors	Combined subsidiary non guarantors	Consolidating adjustments	Total consolidated amounts

Revenues	$-	$21,576	$45,076	$(2,114)	$64,538

Operating expenses	(1,705)	(26,747)	(42,269)	2,100	(68,621)
Operating (loss) profit	(1,705)	(5,171)	2,807	(14)	(4,083)

Investment in affiliates	(10,205)	-	(313)	10,205	(313)
Other (expenses) income	(1,917)	(5,404)	(682)	-	(8,003)
(Loss) income before income taxes	(13,827)	(10,575)	1,812	10,191	(12,399)

Income taxes benefit (expense)	-	649	(1,908)	-	(1,259)
Net (loss) income	(13,827)	(9,926)	(96)	10,191	(13,658)

Net income attributable to noncontrolling interest	-	-	-	169	169
Net (loss) income attributable to Ultrapetrol (Bahamas) Limited	$(13,827)	$(9,926)	$(96)	$10,022	$(13,827)

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2011 (UNAUDITED)

(stated in thousands of U.S. dollars)

	Parent	Combined subsidiary guarantors	Combined subsidiary non guarantors	Consolidating adjustments	Total consolidated amounts

Revenues	$-	$23,287	$35,620	$(585)	$58,322

Operating expenses	(2,142)	(15,668)	(38,470)	571	(55,709)
Operating (loss) profit	(2,142)	7,619	(2,850)	(14)	2,613

Investment in affiliates	(3,948)	-	(109)	3,948	(109)
Other expenses	(1,593)	(7,093)	140	-	(8,546)
(Loss) income before income taxes	(7,683)	526	(2,819)	3,934	(6,042)

Income taxes	-	65	(1,724)	-	(1,659)

Net (loss) income	(7,683)	591	(4,543)	3,934	(7,701)

Net loss attributable to noncontrolling interest	-	-	-	(18)	(18)
Net (loss) income attributable to Ultrapetrol (Bahamas) Limited	$(7,683)	$591	$(4,543)	$3,952	$(7,683)

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF CASH FLOW

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2012 (UNAUDITED)

(stated in thousands of U.S. dollars)

	Parent	Combined subsidiary guarantors	Combined subsidiary non guarantors	Consolidating adjustments	Total consolidated amounts

Net (loss) income	$(13,658)	$(9,926)	$73	$9,853	$(13,658)
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities	13,133	(1,525)	4,549	(9,853)	6,304
Net cash (used in) provided by operating activities	(525)	(11,451)	4,622	-	(7,354)

Intercompany sources	(1,964)	(373)	1,928	409	-
Non-subsidiary sources	-	(9,751)	(1,363)	-	(11,114)
Net cash (used in) provided by investing activities	(1,964)	(10,124)	565	409	(11,114)

Intercompany sources	-	409	-	(409)	-
Non-subsidiary sources	-	9,716	(571)	-	9,145
Net cash provided by (used in) financing activities	-	10,125	(571)	(409)	9,145
Net (decrease) increase in cash and cash equivalents	$(2,489)	$(11,450)	$4,616	$-	$(9,323)

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF CASH FLOW

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2011 (UNAUDITED)

(stated in thousands of U.S. dollars)

	Parent	Combined subsidiary guarantors	Combined subsidiary non guarantors	Consolidating adjustments	Total consolidated amounts

Net (loss) income	$(7,701)	$591	$(4,561)	$3,970	$(7,701)
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities	9,603	(4,420)	4,446	(3,970)	5,659
Net cash provided by (used in) operating activities	1,902	(3,829)	(115)	-	(2,042)

Intercompany sources	(820)	-	-	820	-
Non-subsidiary sources	-	(10,509)	(17,202)	-	(27,711)
Net cash (used in) investing activities	(820)	(10,509)	(17,202)	820	(27,711)

Intercompany sources	-	19,584	(18,764)	(820)	-
Non-subsidiary sources	25	(52)	294	-	267
Net cash provided by (used in) financing activities	25	19,532	(18,470)	(820)	267
Net increase (decrease) in cash and cash equivalents	$1,107	$5,194	$(35,787)	$-	$(29,486)

12.	SUBSEQUENT EVENTS

Sale and lease-back of twenty-four jumbo dry barges

On April 25, 2012, we entered into a barge building contract with a non-related third party whereby we agreed to sell twenty-four newbuilt jumbo dry barges. Such contract also grants the buyer an option, which expires on December 1, 2012, to buy up to twenty-four additional similar barges. In addition, at the same time we entered into a bareboat barge charter agreement with that same non-related third party to charter those twenty-four barges for a period of 10 years, with no purchase option at the end of the lease.

Acquisition of 50% interest in Puertos del Sur S.A.

On April 25 and May 3, 2012, the Company obtained a 100% controlling interest in Puertos del Sur S.A. through its acquisition of its partner’s interest for $250.